Technical Report on the

Iron Sands Project:

The Pampa El Toro, Carbonera and Tanaca Dune Fields,

near Nazca, southern Peru

Prepared for:

Cardero Resource Corp.

By:

Mark D Cruise, EurGeol

Effective date:

December 15th, 2007

Table of Contents

Summary

2

Introduction and Terms of Reference

2.1 Introduction

2.2 Terms of Reference

3

Disclaimer

4

Property Description and Location

4.1 Location

4.2 Land Tenure

4.3 Environmental and Socio-Economic Issues

5

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Accessibility

5.1 Climate

5.3 Local Resources and Infrastructure

5.4 Physiography

6

History

7

Geological Setting

8

Deposit Types

8.1 Pampa El Toro Dune Field

8.2 Carbonera Dune Field

8.3 Tanaca Dune Field

9

Mineralization

10

Sampling Methods and Approach

10.1 Reconnaissance and Infill Surface Sand Sampling

 10.1 1  Field Collection Methods

 10.1.2  Sample Documentation and Security

 10.1.3  Quality Control Procedures in the Field

                   10.2  Percussion Drilling

                          10.2.1  Field Collection Methods

 10.2.2  Sample Documentation and Security

 10.2.3  Quality Control Procedures in the Field

                   10.3  Trenching

                            10.3 1  Field Collection Methods

                            10.3.2  Sample Documentation and Security

                            10.3.3  Quality Control Procedures in the Field

11

Sample Preparation, Analysis and Security

11.1 Magnetic Separation and Processing

11.1.1 Magnetic Separation and Processing of Reconnaissance Surface Sand Samples

11.1.2 Magnetic Separation and Processing of Drillhole and Infill Surface Sand Samples

11.1.3 Quality Control and Security

11.2 Sample Analysis and Assay Procedures

11.2.1 Sample Preparation

11.2.2 Analysis

11.2.3 Quality Control Procedures

11.2.4 Internal and External Check Assays

12

Exploration

12.1 Surface Sand Sampling

12.1.1 Reconnaissance Surface Sand Sampling Procedure

12.1.2 Infill Surface Sand Sampling Phases I and II: Pampa El Toro

12.2 Percussion Drilling

12.2.1 Percussion Drilling Programme: Phase I

12.2.2 Percussion Drilling Programme: Phase II

12.3 Trenching

13

Mineral Processing and Metallurgical Testing

14

Data Verification

15

Mineral Resource and Mineral Reserve Estimate

16

Other Relevant Data and Information

17

Results

17.1 Surface Sand Sampling

17.1.1 Pampa El Toro Dune Field

17.1.2 Carbonera Dune Field

17.1.3 Tanaca Dune Field

17.2 Percussion Drilling: Pampa El Toro

17.3 Trenching: Pampa El Toro

17.4 Mineral Processing and Metallurgical Testing

18

Interpretation and Conclusions

19

Recommendations & Objectives

20

References

21

Statement of Qualifications

Technical Report on the Iron Sands Project

Cardero Resource Corporation

Technical Report on the Iron Sands Project:

The Pampa El Toro, Carbonera and Tanaca Dune Fields, near Nazca, Peru

1

SUMMARY

This report provides a Qualified Person’s Review and Technical Report on Cardero’s Iron Sands Project (ISP) to the southeast of Nazca, southern Peru.  The properties involved in the Project contain a number of early-stage iron prospects.

Dr. Mark Cruise, EurGeol, Vice President Business Development for Cardero Resource Corporation, Vancouver, served as the Qualified Person responsible for the preparation of the Technical report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.  This report was prepared in compliance with Form 43-101F1 (the Technical Report).

The effective date of this report is December 15, 2007.  The scope of the work entailed a review of all pertinent and available geological, methodological, geochemical, metallurgical and other data in sufficient detail to prepare the Technical Report to the specified standards.

The Iron Sands Project is located approximately 450 straight-line-kilometres southeast of Lima.  The coastal village of Lomas, from which all Project-related field work was conducted, and which hosts the laboratory and storage facilities for the Project, lies 528 km by road from Lima and 7 km from the Panamericana Sur highway.

Access to the properties is via the asphalted Panamericana Sur highway, and then by 50-70 km of local, but good dirt roads to individual sites (around 1 hour on average).  The dune fields lie at elevations between 375 and 1,600 meters above sea level (m.a.s.l.), with the Pampa El Toro Dune Field occupying a range of 1,000-1,400 m.a.s.l.  The climate is arid and the dune fields present an inhospitable and rarely visited environment.  There are no sites of agriculture or other local economic interest within the Project areas.

The 23 mining concessions which now constitute the Iron Sands Project total 17,400 ha.  A further 32 claims, totaling 27,100 ha, which previously formed part of the project, were abandoned in 2007 due to negative results.  It is understood that the mineral rights to all claims on the ISP Property are held either 100% by Cardero or under agreements extant.

Dr. Cruise visited the properties on numerous occasions throughout 2006 and 2007.  Surface aspects of mineralization in the dune fields have been observed, and a review of the results of the work that has been conducted at the Lomas Field Site and laboratory has been made.  In all respects, the author concluded that the assertions made by the Contractor and other Cardero personnel in their reports were acceptable, and that due professional procedure had been adhered to during the investigations.  Post-magnetic-separation rejects from trench and drillhole samples were collected to determine the minimum S.G. of dry and un-compacted dune sands.

The ISP was initiated by Cardero Resource Corporation in mid-2005.  Preliminary surface sand sampling and magnetic separation gave magnetic concentrates (MC’s) in the range 0.7 to 21.24 Wt.%, with an average of around 11.0 Wt.%.  Geochemical analyses of the magnetic concentrates by ALS Chemex Labs, North Vancouver, B.C., returned results of approximately 61.5% Fe and 4.3 to 6.4 % TiO2.

An initial Midrex FASTMELT test successfully produced a high-quality low-sulphur, low-phosphorus and low titanium liquid iron of approximately 91.6% iron, 4.88% carbon and <0.21% sulphur .  Waste slag from the process reportedly assayed up to 21.48 Wt.% TiO2  and 3.18 Wt.% V2O5..

Cardero decided to continue with the Iron Sands Project with the objective of identifying an easily accessible area containing the potential for sufficient resources of magnetite sand at sufficient concentration to support a viable 20 to 30 year integrated mining operation.  To this end, Cardero focused initial exploration work on the larger Pampa El Toro and Carbonera dune fields, and later over the highest-grade parts of the Pampa El Toro Dune Field.

Magnetite within the iron sands is believed to have been derived from erosion of locally derived intermediate andesitic volcanics. The dune sands are considered to be the product of aeolian re-distribution of contemporary and ancient beach sands and Quaternary basin sediments derived from erosion of the Marcona Formation, winnowed, and re-distributed, together with non-magnetic components, by prevailing winds, to produce potentially economic concentrations of magnetite in extensive, and partially active, dune fields.

The dune sands fall into two deposit types based on dune morphology.  The first is a stable pampa sand, consisting of a flat-to-gently-rolling sand apron surface similar to an “erg” or “sand sea”, with small active dunes superimposed.  The second is active dunes with little evidence of a stable sub-stratum.  The deposit may be classified as a heavy minerals deposit, although one generated by wind rather than water processes, as is the norm.

Magnetic minerals are distributed throughout the pampa-type and active dune surface sands as rhythmically repetitive millimetric stratified bands.  The variable intensity of the mineralization, both vertically and horizontally is probably due to differential winnowing of pampa-type and active dune sands by winds of different strengths over different periods and in different locations.

The project area comprises three dune fields.  From north to south, they are; the Carbonera Dune Field, the Pampa El Toro Dune Field, and the Tanaca Dune Field.  Initial reconnaissance sampling of the three dune fields revealed that Pampa El Toro Dune Field contained the highest concentrations of magnetite sand, and all subsequent work was conducted over Pampa El Toro.  Investigations over the Carbonera and Tanaca dune fields was discontinued due to relatively low values of MC and no further work is recommended.

Sample collection, preparation, analysis and security issues were reviewed and found to conform with industry best practice.  Details are contained in the relevant sections of the Report.

A regional surface sand sampling programme over the Pampa El Toro Dune Field identified two areas containing >5 Wt.% MC.  Together, these two anomalous zones, the Toro West Zone and the Toro Southeast Zone respectively, cover an area of more than 15 km2.  A subsequent infill surface sampling programme over these anomalous zones extended the area containing >5 Wt.% MC to approximately 20 km2 with a mean value of 5.9 Wt.% MC.  The infill samples also revealed four higher-grade sub-zones containing >7.5 Wt.% MC and cumulatively covering around 5 km2, with a weighted mean content of 9.0 Wt.% MC.

Two phases of percussion drilling were undertaken to test the continuity of magnetic minerals in depth.  Phase I involved a widely spaced (2 km between adjacent holes) drilling programme consisting of 13 holes of which eight were drilled to a depth of 100m and four to a depth of 141m.  With the exception of one peripheral hole, which intersected bedrock at 38m, all holes bottomed in dune sands.  Phase I holes demonstrated the continuation of significant magnetite values in depth.

The Phase II percussion drilling programme was conducted to test approximately 6.5 km2 of the most prospective part of the Pampa El Toro Dune Field at an increased drillhole density to a depth of 60m below surface.  Ultimately, a total of 109 Phase II drillholes demonstrated the continuity of mineralization in depth to at least 60m, and particularly over the upper 30m.

During splitting of samples from Phase II percussion drilling, it became clear that the material retrieved was much finer grained than the surface sands, with a significant amount “rock flour”.  It was concluded that that a certain amount of milling and grinding of the sand has occurred during percussion drilling.  This was identified as a potential problem in future resource estimate calculations as it may result in an under-estimation of magnetic mineral content and Fe grades due to possible loss of magnetite to fines in addition to contamination of MC by fine non-magnetic fractions.

Results from percussion drillhole samples showed a marked fall-off in MC values from the first few metres of the drillholes, downwards.  Therefore, trenches were excavated 5-6 metres deep alongside existing drillhole sites and sampled.  Results from the trenching agreed with those derived from percussion drilling in that they showed the same drop (approximately 20-33%) in MC values between intervals 0-1 metres and 1-5 metres from surface.  This suggests that the MC in the top metre of the pampa sands has been enriched by around 50% with respect to the underlying four metres, perhaps by a prolonged period of slow sedimentation and winnowing.

This has important implications with respect to using surface sands MC determinations, particularly pampa sands, in projecting the likely MC levels at depth.  A scatterplot of Wt.% MC for 26 Phase II Infill Survey drillholes and corresponding adjacent trenches to a maximum depth of 5 m from surface shows a weak bias towards higher MC values in the trench samples (Figure 14).  This might reflect losses in MC due to the presence of fines caused by milling of the drillhole samples, as noted above, and merits further investigation.

Five bulk sand samples were submitted to various consultants and laboratories in order to ascertain the optimum process for magnetic concentration of the Pampa El Toro sands, as well as upgrading the recovery of Fe, TiO2 and V2O5..

Testwork by Midrex Technologies in 2006 on a raw sands sample from the Pampa El Toro area. gave a 7.1 Wt. % magnetic concentrate containing 59.1% FeTOT, 4.1% TiO2 and 0.45% V2O5 with Fe recovery of 47.39%. This testwork served to confirm similar Fe TOT values obtained earlier on Carbonera sands.

Work conducted on behalf of Solumet by SGS Lakefield Research Ltd. concluded that upgrading by magnetic separation without grinding is feasible into a product with 75.5% Fe2O3 (52.8% Fe) and a recovery of 67% of the iron, and that further upgrading to 87.5% Fe2O3 (61.2% Fe) with an overall recovery of 58% of the iron is possible.  However, best concentrates achieved still contained between five and six percent TiO2, which is detrimental to concentrate quality.  Mineralogy showed that the titanium is mainly contained in the form of ilmenite, intimately and finely exsolved in the crystal lattices of magnetite and hematite.  Liberation of such ilmenite for physical separation would require milling to a likely-uneconomic micron size, and separation of the titanium during smelting remains probably the best solution.

Exploration conducted to date at the Iron Sands Project has resulted in the discovery of a large, low-grade magnetite sand deposit at Pampa El Toro which could be amenable to modern bulk mining technologies.  A rough calculation indicates that there may be upwards of 500 million tonnes of magnetite sand with >5 Wt.% MC within the first 60m, with some of the highest grades closest to surface.  Surface sampling and subsequent percussion drillhole testing indicates that the overall magnetite content is relatively homogeneous, particularly in the uppermost 30 meters.  Sample density achieved in the investigations is considered to be adequate to support these assertions.

Mineral processing/recovery tests conducted by four separate laboratories provided encouraging but often conflicting results.  Similarly, geochemical analyses for iron and detrimental-element content were not definitive.  These uncertainties with respect to metallurgical and analytical aspects of the Project urgently need to be addressed prior to embarking on additional expenditures.  It is critical that a realistic recovery value for an industrial scale process using nominal ‘run-of-mine’ sized material is established.

Laboratory scale metallurgical testing has suggested that it is technically feasible to produce a high quality iron product with deleterious elements and potential by-products reporting directly to the waste slag.  More extensive testwork needs to be undertaken in order to demonstrate unequivocally that this is the case.

The author considers that the stated objective of the Project, namely to identify a logistically easily accessible area containing the potential for sufficient resources of magnetite sand at sufficient concentration to support a viable 20 to 30 year integrated mining operation has been met.

In 2008, the objective for the project is to prepare approximately 40Mt of magnetic concentrate to determine concentrate recovery and grade using commercially available dry magnetic separation equipment.  Cardero Iron has purchased dry magnetic separation equipment from ERIEZ Manufacturing that will be utilised in a pilot plant operation located at the dune site in Peru.  Operation of this pilot plant will produce a concentrate sample for a subsequent melting test, as well as defining dry magnetic separator equipment scale-up criteria and guarantees for the commercial concentration plant.

The melting test will process the concentrate produced from the concentrate pilot plant operation to produce a large sample of both pig iron as well as slag.  The objectives of the large scale melting test are to define the agglomeration technology, identify melter operation parameters and produce large samples of pig iron and slag for subsequent use.  Production of a large sample of pig iron will develop confidence in the chemistry of the product that would be produced by the commercial melter.  The slag sample will be used in identifying the optimum technology route for recovery of both vanadium and titanium.  Information gathered from the slag recovery test program will define the criteria necessary for the slag recovery plant.

A project scoping study as well as concentrator-melter-slag recovery commercial pre-engineering effort are planned to proceed in parallel with the melting test.  The objective of the scoping study and pre-engineering effort will be to produce a bankable feasibility study that includes process flow sheets, equipment lists and budgetary cost estimates for the Project.

In tandem with these tests, a mineral resource estimate will be completed by SRK consulting engineers in South Africa.   Hydrogeological studies will be completed to determine if sufficient water is available to support on-site processing needs.  Base line studies and discussions with local communities will be initiated as soon as possible.

A work programme based on the recommendations listed above would cost somewhere in the range of US$ 2.5 to 3.5 million, and could be completed, subject to equipment and contractor availability, within a 16 month period.

2

INTRODUCTION AND TERMS OF REFERENCE

2.1

Introduction

Dr. Mark Cruise has provided aQualified Person’s Review and Technical Report concerning information relating to Cardero’s Iron Sands Project to the southeast of Nazca in southern Peru (see Figure 1).  Dr. Mark Cruise, EurGeol, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the Technical Report).

2.1

Terms of reference

In preparing this report, Dr. Cruise relied on geological reports and maps, metallurgical and analytical reports and technical papers listed in the References section at the end of this report.  Additional information and data for Dr Cruise’s review and report were obtained from the Instituto Nacional de Concesiones y Catastro Minero (INACC) in Lima and through consultations with Cardero geologists including Tansy O’Connor-Parsons, Senior Geochemist.

Dr. Cruise visited the property at various times throughout 2006 and 2007, visiting the Pampa El Toro Dune Field, and the field camp, laboratory and storage facilities at Lomas.  A representative sample of rejects following separation of magnetic concentrate from trench samples was taken to determine the minimum S.G. of dry and un-compacted dune sands.

3

DISCLAIMER

Dr. Cruise has not verified, independently, the legal status or ownership of any of the properties covered by this Report, or of any related option agreements.  Nor has it verified the legal status of any joint venture arrangements covering adjacent third-party-owned properties.

The results and opinions expressed in this report are based on Dr. Cruise’s review of the geological and other technical data listed in the references. While Dr. Cruise has carefully reviewed all of the information provided by Cardero, and believes that the work practices and studies which led to this information were conducted in a proper manner, and believes that the information is reliable, Dr. Cruise has not undertaken an in-depth independent investigation to verify its accuracy and completeness.

4

PROPERTY DESCRIPTION AND LOCATION

4.1

Location

The Iron Sands Project is located approximately 450 straight-line kilometers southeast of Lima, at the junction between the Departments of Ica (Nazca Province, Marcona District) and Arequipa (Caraveli Province, and districts of Lomas, Bella Union, Acari and Yauca), as shown in Figure 1.   The Project area lies within an 85km diameter circle centred some 65 km southeast of Nazca (coordinates: 538,000E, 8,304,300N, UTM PSAD 56 Datum, Zone 18) and 450 straight-line kilometers southeast of Lima.  The coastal village of Lomas, from which all Project–related field work was conducted, and which hosts the laboratory and storage facilities for the Project, lies 528 km by road from Lima and 7 km from the Panamericana Sur Highway.

The Iron Sands Project comprises three separate principal groups of mining concessions (properties or claims) located on three separate dune fields.  From north to south, they are; the Carbonera Dune Field, 30 km southeast of Nazca; the Pampa El Toro Dune Field, 80 km southeast of Nazca; and the Tanaca Dune Field, 100 km southeast of Nazca (Figure 2).  The Carbonera and Pampa El Toro dune fields both lie within the confines of the Instituto Geografico Nacional (IGN) 1:100,000-scale topographic sheet 31-n (Acari), while the Tanaca Dune Field lies in the northwest corner of the equivalent IGN topographic sheet 32-ñ (Chala).  An isolated claim block “la Botella” (1,000 ha), located 60 km southsoutheast of Nazca (claim block reference No. 38 in Figure 2), lies above magnetite-bearing dune sands which onlap rising ground comprising bedrock of the Acari Diorite and other intrusives of the Coastal Batholith (hosts to the nearby, and abandoned, Minas Hierro Acari magnetite-bearing vein system).

4.2

Land tenure

The 23 mining concessions which now constitute the Iron Sands Project total 17,400 ha.  A further 32 claims, totaling 27,100 ha, which previously formed part of the project, were abandoned in 2007.  The distribution of individual concessions is shown in Figure 2, and a complete list is provided in Table 1.  The concessions shown in Figure 2 and the list of concessions included in Table 1 are linked by a reference number.  The status of each of the concessions in Table 1 has been checked against the Instituto Nacional de Concesiones y Catastro Minero (INACC) database (effective date 14 December, 2007) and found to be correct.

Out of the total number of hectares, 4,500 ha cover the Carbonera Dune Field, 10,200 ha cover the Pampa El Toro Dune Field and 1,700 ha cover the Tanaca Dune Field.  The “Minera Koripampa S.A.” properties (see Figure 2 and Table 1), totalling 13,800 ha, are 100% owned by Cardero Resource Corp.

Also, Cardero has assumed, from a private Peruvian company, all rights and obligations under an agreement, dated 16 December, 2005, between the private Peruvian company and “Minera Ataspacas S.A. (an arm’s-length private Peruvian company) whereby the private Peruvian company has the option to acquire from Minas Ataspacas S.A. an initial 70% interest in five mineral sands concessions (totalling 3,600 ha) situated adjacent to Cardero’s existing iron sands claims.  In order to exercise the option, Cardero is required to pay a total of US$ 2,500,000 over five years to 15 December, 2010, and incur exploration expenditures of not less than US$ 250,000 over the same period.  Upon Cardero having the acquired the 70% interest, a joint venture company will be formed with Minas Ataspacas S.A., and each party will thereafter be required to contribute its share of ongoing expenditure or be diluted.  If either party is diluted to less than 10%, such interest will be converted to a 2% NSR royalty.  If Minera Ataspacas S.A. is reduced to the 2% NSR, Cardero may purchase half the NSR (1%) for US$ 2,000,000 within 24 months of the exercise of the option, and the remaining half (1%) for US$ 8,000,000 within 36 months of the exercise of the option.

Dr. Cruise has not reviewed, independently, the mineral titles to assess the validity of the stated ownership, and relies on documentation provided by Cardero, albeit checked against existing databases available from INACC.

The annual holding costs (vigencia) for 2008 are estimated to be US$ 52,200, and must be paid by 30 June, 2008 for the claims to remain in good standing.

For ease of reference, the overall Property can be divided into three elements at varying stages of exploration:

a)

The Pampa El Toro Dune Field

b)

The Carbonera Dune Field

c)

The Tanaca Dune Field

4.3

Environmental and Socio-Economic Issues

The mining concession Hanna III (800 ha), and the northern 600 ha of Hanna I (900 ha), (total hectares 1,400 ha) lie within the “Nazca Archaeological Reserve”.  It is unlikely that a mining license eventually would be granted over this area.  However, these hectares lie at the northern extremity of the Carbonera Dune Field, and would not constitute a significant loss to the prospectivity of the Carbonera Dune Field as a whole.

There are no populated sites within the confines of the Iron Sands Project properties.

PERU
Lima
Department of Ica
Department of Arequipa
Pisco
Pacific Ocean
Iron Sands Project area
100 Km 0 100 Km
1:6000000
NASCA
San Luis Pajonal
VISTA ALEGRE
NAZCA PROVINCE
Copara
MARCONA
Marcona Junction
Marcona Iron Mine
BELLA UNION
Pto. San Juan
LOMAS
ACARI
Bella Unión
JAQUI
Jaqui
CARAVELI PROVINCE
YAUCA
Lomas
Acari Junction
Yauca
Relave
Tocota
Santa Rosa
Pacific Ocean
N
20 0 20 Km
1:750000

LEGEND

	Dirt road	+	PSAD 56 zone 18
	Panamericana Sur Highway	•	Small town and village
	Department of Arequipa		City or large towns
	Department of Ica	×	Aerodromes
	Provincial boundary	⚓	Deep-water port
	District boundary		Project Properties
	Rivers		

Consultora Minera Anglo Peruana S.A.

Project:	Proprietary:
IRON SANDS PROJECT	CARDERO RESOURCE CORP.

Location map

Date:	Figure 1

4 - 2

5

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Accessibility

Access to the Property is via the Panamericana Sur Highway from Lima (528 km to the coastal village of Lomas, approximately six hours), and then between 50 and 70 km by local dirt roads to individual sites (around 1 hour on average).  Accessibility is good to the margins of the Project areas by 4x4 vehicles.  Access to the dune fields themselves is possible with 4x4 vehicles in some cases, although “dune buggies” were utilized where dune slopes required, and in many cases generally.

The northernmost Carbonera Dune Field was accessed by dune buggy via either of two separate routes from the Panamercana Sur Highway.  The southern part of this dune field was reached from Marcona Junction on the Panamericana Sur Highway (Figure 1) via local desert roads into Quebrada Carbonera, which forms the steep southeastern margin of the dune field, and then northwards into the dune field itself.  Access to the more rugged northern part of the dune field was via the Rio las Trancas Valley further to the north.

The Pampa El Toro Dune Field was accessed during the 2005 reconnaissance surface sand-sampling programme from the Acari Junction on the Panamerican Sur Highway and then via local dirt road to the village of Acari.  A rough access road was built from Acari to the upper levels of the dune field prior to percussion drilling, although access was restricted to dune-buggy or light pick-up truck due to the steepness of the sandy slopes.  A heavy duty road capable of taking drilling equipment was constructed from the Panamericana Sur Highway just south of the village of Chavina in November 2005 (see Figure 2).

The Tanaca Dune Field lies a few kilometers from the Panamericana Sur Highway close to Yauca Junction, and was easily accessed by dune buggy for the limited amount of work conducted at this site

5.2

Climate

The Project area lies within the desert coastal tract of southern Peru, a northward continuation of the Atacama Desert of northern Chile.  It is extremely arid, receives little annual rainfall (‹1 cm/year) and is virtually devoid of vegetation, except in irrigated river valleys.  During the summer months, the climate is extremely hot and dry, with only gentle breezes along the coast and high temperatures over the dune fields and valleys, with little movement of sand.

During the winter months, the coastal areas below 1,000 m.a.s.l. are cool, and covered by sea mists which contribute to a humidity of around 100% and light drizzle which gives rise to sparse vegetation (“lomas”) on which domestic animals are able to graze.  Strong onshore (southeast, verging-to-south, verging-to-southwest) winds are generated at this time by solar heating of the hinterland pulling cooler air inland from the coastal belt.  These winds carry the mist and a considerable burden of aeolian sand with them, the latter being deposited against rising ground as the strength of the winds diminishes.

5.3

Local Resources and Infrastructure

The local economy is very poor, and dominated by agriculture and animal husbandry in the river valleys where irrigation is possible.  The dune fields constitute hostile terrain and are generally unvisited.

The deep-water port of San Juan (exit port for the Marcona Iron Mine) is situated around 40 km from the Panamericana Sur Highway and a further 100 km (maximum) from any of the dune fields under investigation.

5.4

Physiography

The large dune fields of southern Peru were described in detail by Gay (2005), who referred to the Carbonera Dune Field (Cerro Copara Sand Mass) and the Pampa El Toro Dune Field (Acari Sand Mass) as resulting form the action of strong, persistent, onshore winds (southeast-to-south-to-southwest) acting on large quantities of coastal beach sands derived from rapid uplift of the Andes (and coastal belt) under the influence of an extremely arid climate.  He concluded that the dune fields accumulated at elevations of between 500 and 2000 m in the Andean foothills where weakening of the carrying winds against rising topography led to deposition of the sands.

The Pampa El Toro Dune Field comprises a mainly flat-lying to gently-rolling pampa or “erg” (sand sea) in its southern and eastern part, and active dune fields in the north and west.  By contrast, the Carbonera Dune Field is composed entirely of active dunes, as is the Tanaca Dune Field.

a)

Dune morphology- Pampa El Toro Dune Field:

The Pampa El Toro Dune Field is oriented roughly north-south around the western and southern flanks of Cerro de Arenas.  Surface area amounts to > 120 km2, of which around two-thirds in the south and south-eastern part of the field consists of pampa sands (a flat-to-gently-rolling sand apron surface similar to that of an “erg” or “sand sea”.  The remaining third consists of active dunes of small and similar size, mainly in the northern part of the area.

Topographically, the Pampa El Toro Dune Field is a perched dune field situated high above the valley floor at elevations of between 1000 m and 1400 m above sea level, rising in elevation from the south towards the north and northeast.

b)

Dune morphology- Carbonera Dune Field:

Dominated by active dunes of varying sizes without pampa-style sand aprons.  Surface area > 100 km2, although much of the western margin consists of relatively thin and discontinuous small barchan dunes covering bedrock.  Dunes thicken to the northeast, where several very large and steep-sided dunes dominate the landscape.  The dunes in the central part of the area are smaller and of uniform size whereas the dunes thicken to the southeast where they form steep slopes down to the valley floor of Quebrada Carbonera.  The Carbonera Dune Field (CDF) is relatively uniform at elevations of between 1400 m and 1600 m above sea level.

525000
550000
575000
30_n
Nazca
30 - ñ
Puquio
Santiago Nuevo
NASCA
Chuquimaran (Destruido)
Vista Alegre
Uchuytambo
Area Covered by Field Sampling
Salsa
SANTA LUCIA
Cupara
N
31 - n
Acari
31 - ñ
Jaqui
Carbonera Dune-Field Boundary (approx.)
Pampa el Toro Dune-Field Boundary (approx.)
Cerro de Arena
Area Covered by Field Sampling
ACARI
Bella Union
Sand Processing
Plant, projected
Jaqui
32 - n
Yauca
32 - ñ
Chala
Tanaca Dune-Field Boundary (approx.)
Lomas
Pacific Ocean
Chaviña
Yauca
Area Covered by Field Sampling
Tanaca
8350000
8325000
8300000
8275000
8250000
10 0 10 Km
1:500,000
Datum: PSAD 56 zone 18
Datum: WGS 84 zone 18
LEGEND
Motorable Track
Track
Dirt road
Panamericana Sur Highway
Minera Koripampa Properties
Minera Ayaspacas Properties
Previous project claims
38 Claim block reference No (see table 1)
Small town and village
City or large towns
Aerodromes
Dune field margin
Limit of area sampled
1:100,000 scale IGN topographic sheet boundaries
Consultora Minera Anglo Peruana S.A.
Project:
IRON SANDS PROJECT
Proprietary:
CARDERO RESOURCE CORP.
Properties map
Date:
Figure 2

5 - 4

c)

Dune morphology- Tanaca Dune Field:

Unlike the other dune fields, which are inland and at a higher elevation, the Tanaca dunes lie immediately adjacent to the shoreline of the Pacific Ocean, extending up to 15 km north-northeastwards from the beach at Playa Tanaca.  The Tanaca Dune Field covers an area of approximately 100 km2.

The southwestern and western flanks of the dune field consist of a relatively flat-lying belt of intermittent black sands at elevations of around 375-400 m.a.s.l., and it was this area which was sampled, partly due to ease of access from the adjacent Panamerican South Highway and partly due to complex dune topography in the northern part of the field.

6

HISTORY

The Pampa El Toro dune sands were investigated for their iron, titanium and vanadium content by the Marcona Mining Company between 1959 and 1961.  The high titanium and vanadium content of the magnetite, untreatable at that time, ended the project in the early 1960’s.  Later, the Peruvian Ministry of Energy and Mines identified the iron potential of the sands in 1974 as part of a United Nations sponsored national iron inventory study.

The Iron Sands Project was initiated by Cardero Resource Corporation in mid-2005, following the acquisition of magnetite-bearing sand-dune properties located southeast of Nazca.  Preliminary surface sampling of magnetite-bearing active dune sands (a suite of 12 samples from the Carbonera Dune Field), and separation of the magnetic fraction, gave magnetic concentrates (MC’s) in the range 0.7 to 21.24 Wt.%, with an average of around 11.0 Wt.%.

Geochemical assays of the magnetic concentrates by ALS Chemex Labs, North Vancouver, B.C., returned results of about 61.5% Fe and 4.3 to 6.4 % TiO2.

Also during 2005, magnetic concentrates separated by SGS Lakefield Research, Ontario, from two preliminary bulk samples from the Carbonera Dune Field were sent to Midrex Technologies, a division of Kobe Steel, in North Carolina.  An initial Midrex FASTMELT test successfully produced a high-quality low-sulphur, low-phosphorus and low titanium liquid iron of approximately 91.6% iron, 4.88% carbon and <0.21% sulphur (Ripke, 2005).  Waste slag from the process reportedly assayed up to 21.48 Wt.% TiO2  and 3.18 Wt.% V2O5. (Cook, 2006).

Based on these early positive Midrex results, Cardero decided to continue with the Iron Sands Project with the objective of identifying a logistically easily accessible area containing the potential for sufficient resources of magnetite sand at sufficient concentration to support a viable 20 to 30 year integrated mining operation.  To this end, Cardero focussed initial exploration work on the larger Pampa El Toro and Carbonera dune fields, and later over the highest-grade parts of the Pampa El Toro Dune Field.

7

GEOLOGICAL SETTING

Regional basement in the coastal area between Marcona and Yauca consists of gneissic and schistose Precambrian metamorphic rocks separated, by angular discontinuity, from silicified and metamorphosed carbonate rocks of the overlying Lower Palaeozoic Marcona Formation.  It is the Marcona Formation which hosts the Marcona Iron Mine, an IOCG-style iron oxide deposit of around 1,440Mt at 54.1% Fe (Hawkes et al, 2002), and much of the magnetite within the iron sands may be derived directly or indirectly from erosion of these strata.

The eroded Marcona Formation is unconformably overlain by Triassic, Jurassic and Cretaceous volcanic and sedimentary sequences which, in turn, were intruded by stocks and dykes belonging to the Peruvian Coastal Batholith complex.  These strata were, in turn, deformed, uplifted and eroded, and formed a base on which Quaternary sediments were deposited.

A consulting geologist, Gary Belik, reported the presence of a Quaternary basin flanking rising ground in the study area, with exposures of friable sand sequences locally containing visible magnetite (Belik, 2005).  However, Belik also noted that most of the Quaternary sections were not magnetite-bearing, and were disrupted by lenses and layers of barren conglomerate, clay and volcanic ash, and he concluded that the Quaternary sediments did not present an attractive exploration target for iron, relative to the active dune sands (Cook, 2006).  However, it is possible that erosion of these Quaternary sediments contributed significant quantities of magnetite material contained in the dune fields.

Mineralogically, the principal iron-bearing minerals in the dunes consist of magnetite, titanomagnetite and ilmenite, with minor to trace amounts of hematite, rutile, titanite, ulvospinel and goethite.  Silicate minerals, which make up the bulk of the sands, are primarily quartz, plagioclase, amphibole, chlorite, mica and pyroxene (SGS Lakefield Research, 2005a).  Most of the ilmenite (80-85% by volume) is associated with magnetite, titanomagnetite and hematite, with the remaining 15-20% by volume present as free ilmenite grains

The dune sands are not well understood, although they are considered to be the product of aeolian re-distribution of contemporary and ancient beach sands and Quaternary basin sediments derived from erosion of the Marcona Formation, winnowed, and re-distributed, by prevailing winds (Gay, 2005) to produce potentially economic concentrations of magnetite in extensive, and partially active, dune fields.

8

DEPOSIT TYPES

The dune sands fall into two deposit types based on dune morphology.  The first is a stable pampa sand, consisting of a flat-to-gently-rolling sand apron surface similar to an “erg” or “sand sea”, with small active dunes superimposed.  The second is active dunes with little evidence of a stable sub-stratum.  The deposit may be classified as a heavy minerals deposit, although one generated by wind rather than water processes, as is the norm.

8.1

Pampa El Toro Dune Field

The Pampa El Toro Dune Field is aligned approximately N-S around the western and southern flanks of the Cerro de Arena.  Surface area is >120 km2, although 2005 sampling was confined to ~63 km2  in the southern and eastern parts of the field.  Around 2/3 of this area (~41 km2 ) is comprised mainly of stable pampa sands, predominantly in the south and south east.  The remaining 1/3 of the area consists of active sand dunes, mainly in the northern parts of the area.  Active sand dunes are relatively small, and of similar size.

Topographically, the Pampa El Toro Dune Field is a perched dune field, situated high above the desert plain.  Most of the area lies between 1000 and 1400 m.a.s.l., elevation increasing from the south towards the northeast.  This is ~1000m above the level of the adjacent Acari Valley (elevation ~150 m.a.s.l.).  Sand depth is a minimum of 141m, although ultimate depths are unknown.

In general, particle sizes of active dune sands appeared to be somewhat coarser than pampa sands, perhaps due to active winnowing, although both are fine-grained.

8.2

Carbonera Dune Field

This dune field is dominated by active dune sands.  The dune field is bounded to the south and southeast by Quebrada Carbonera, and exhibits very steep slopes down to the desert floor to the southeast and northeast.  Surface area is >100 km2, although much of the western margin consists of relatively thin and discontinuous small barchan dunes covering bedrock.  The approximately 72 km2 area sampled during 2005 is likely to account for most of the thicker portion of the dune field, with the exception of the southeastern slope of the dune field which was not sampled.

Dunes thicken to the northeast, where several very large and steep-sided dunes dominate the aeolian landscape.  Also, in general, the Carbonera Dune Field is more complex, with greater variations in size and steepness of individual dunes.  The dunes in the central part of the area are smaller and of relatively similar size.  The Carbonera Dune Field is at a slightly higher elevation than the Pampa El Toro Dune Field, being relatively uniform within the range 1400 – 1600 m.a.s.l.

8.3

Tanaca Dune Field

The Tanaca Dune Field covers an area of approximately 160 km2 and lies between the villages of Yauca and Tanaca, southeast of Pampa El Toro and immediately adjacent to the Pacific Ocean.  Despite its accessibility with respect to the Panamerican Sur Highway, the Tanaca dune field is notable for its rugged aeolian terrain, and only the southwestern and more practicably accessible part of the dune was sampled on a relatively ad hoc basis.  Out of a total of 18 bulk sand samples taken, only three gave MC values above 5 Wt.% within a narrow north-northwest trending corridor, and no further work was undertaken within the scope of the programme executed to date.

9

MINERALIZATION

The magnetic minerals component of the dune sands is believed to have been derived from erosion of the Marcona Formation, and also later Quaternary basin sediments which probably received their magnetic minerals from the same source.  The magnetic minerals were transported, together with non-magnetic components, by prevailing winds (Gay, 2005), to produce potentially economic concentrations of magnetite in extensive, and still active, dune fields.

Magnetic minerals are distributed throughout the pampa-type surface sands and the active dune sands as rhythmically repetitive millimetric stratified bands.  The variable intensity of the mineralization, both vertically and horizontally (up to 15.36 Wt% magnetic concentrate) is probably due to differential winnowing of pampa-type and active dune sands by winds of different strengths over different periods and in different locations.

Limited grain size analysis of sands from Pampa El Toro and Carbonera showed that surface pampa-type sands (Pampa El Toro) were generally somewhat coarser-grained than surface sands taken from active dunes in both of those two dune fields.  This could be explained by winnowing of the surface sands in areas with stable pampa-type sands.  Deeper, pampa-type, sands obtained during percussion drilling were finer-grained still than either the active dune sands or the pampa sands, although there is overwhelming evidence (including rock flour in recovered samples) that there was milling of the sands during drilling.   No systematic sieve-size analysis of surface, trench, or drill-hole sand samples has yet been conducted.

Company geologist Susana Torres, who supervised Phase II percussion drilling and accompanying trenching, observed that the grain size of material collected from the drillholes was much finer than that encountered during trenching, and that clouds of dust escaping from from the cyclone exhaust suggested quantities of very fine grained material the likes of which were not found during trenching (Torres, 2006a).

The presence of fines in drillhole samples was corroborated by SRK Consultants Ltd. who noted that not only was material being lost as fines through the cyclone exhaust but also that fines captured as part of the sample were problematical when passed through the magnetic separator.  It was reported that the fines tended to agglomerate and bounce off the drum during separation (Van der Merwe, 2006b).  This raises the possibility that the MCs of drillhole samples are systematically somewhat understated due to loss of magnetic minerals to fines.  The possibility that the milling of the sample during drilling might liberate magnetite in polymetallic grains and therefore increase rather than decrease eventual recovery (Van der Merwe, 2006b) needs to be investigated alongside the agglomerating tendency of the fines mentioned above.

The clear visible difference between dusty sample material drilled from 60m where casing was present, and clean sand recovered from 62m (2m below base of casing in the same hole) (Van der Merwe, 2006b) implies significant milling of the sand during percussion drilling, possibly due to the action of the bit and the rods against the inside of the casing, all of which were notably highly scoured.  Such an explanation is consistent with the observation that what appears to be rock flour increases with increasing depth drilled.

One of the few sieve-size analyses conducted was that by Ripke (2005), who examined a 1,060kg bulk, un-separated, surface sand sample from active dune sands at the southern margin of the Carbonera Dune Field.  The sands had a size range of 45-425 microns, with 70% of the magnetic concentrate reporting to the 106-180 micron range and very little magnetic component over 212 microns.

Similar results were obtained by Le Couteur (2005), who screened two active dune sand samples from the Pampa El Toro Dune Field, and found that 63.5% (for the coarser grained of the two samples) and 80% (for the finer-grained sample) of the magnetic mineral concentrate, respectively, was contained in the <150 micron fraction, with most of the remaining magnetic fraction reporting to the slightly coarser 150-250 micron range.  On the other hand, Bateman Minerals and Metals (Pty) Ltd., reported an average particle size of 125 micron for MC “sinks” (TBE separation) carried out on a composite of drillhole samples (Rademeyer, 2006).

Preliminary mineralogical studies, also by Le Couteur (2005), on a sample from the Carbonera Dune Field using reflected light and scanning electron microscopy showed that the magnetic concentrate consisted mainly of titanomagnetite (Fe2+{ Fe3+, Ti}2O4), magnetite (Fe3O4) and minor ilmenite (FeTiO3).  Detailed point counts of the various minerals were not conducted during this study.  However, on the basis of 45 mineral grains in a polished section of the sample, Le Couteur estimated the composition to be around 50% titanomagnetite, 40% magnetite and 10% ilmenite.  It was also noted by Le Couteur that titanomagnetite and magnetite have been partially altered by martitization to titanohematite and hematite grains respectively, and that this alteration not only frequently follows octahedral planes bisecting the grains but also forms grain rims.

SGS Lakefield (2005a, 2005b) performed similar mineralogical tests on two surface bulk samples (#1 magnetic concentrate and #2 ROM) collected from the Carbonera dune fields. The majority of the Fe-bearing minerals comprised magnetite, titanomagnetite and ilmenite, with lesser hematite, rutile, titanite and ulvospinel.  Detailed point counts demonstrated that the 80-85% (by volume) of ilmenite (the main Ti-bearing phase) is locked within the magnetite crystals as micron-to-sub-micron scale intergrowths, whereas only 15-20% is free ilmenite.

10

SAMPLING METHODS AND APPROACH

10.1

Reconnaissance and infill surface sand sampling

10.1.1

Field collection methods

In all cases, field sampling equipment consisted of a Jones riffle splitter with stainless steel catch pans, a series of steel sample collection pans, and a short-handled shovel.

Two different sampling techniques were employed for the pampa and active dune sands respectively.

a)

Pampa sands

After digging an 80-90 cm deep pit in the relatively flat-lying pampa, three vertical channel samples were taken by sweeping a shovel blade upwards from base to top along different parts of one sidewall of the pit (Figure 3a).  Each of the three channel samples was split once in a Jones splitter, and a composite sample made by combining one of each of the three splits.  The remaining halves of the three splits were discarded.  The final sample weighed 10-12 kg.

b)

Active dune sands

A different collection method was adopted for the active dune sands, where a greater variation in results was considered possible from the constantly-shifting dunes.  Nine individual sub-samples were collected on a north-oriented cross, with the designated sample site location at its centre (Figure 3b).  Each of the nine sub-samples were taken as one “spade-full”, after scraping away the upper several centimeters of surface sand.  These individual samples were then riffle-split twice, and composited to produce a final sample weighing around 10-12 kg.

Figure 3a.

Schematic diagram showing field procedure for collecting reconnaissance sand samples at pampa sand sites.

Figure 3b.

Schematic diagram showing field procedure for collecting reconnaissance sand samples at dune sand sites.

0.1.1

Sample documentation and security

Sample site locations (UTM coordinates, WGS 84 datum, 18S zone) were selected in advance to ensure that any sample site selection biases were eliminated.  Sites were located by pre-entering coordinates into a Garmin GPS and utilizing the “go-to” feature to travel to the spot with a horizontal accuracy of approximately 5m.  Only a few sites were moved, minimally, from their pre-ordained locations as a result of local conditions such as steep dune slopes.

At each site, UTM coordinates were re-read and recorded on field cards, along with sample number, site number, sample-type information, site elevation, duplicate / standard status (if applicable), reference to digital photo of sample site and other relevant data as required.  Sample numbers were written two or three times onto heavy-duty polythene sample bags using indelible markers, and a numbered ticket detached from the respective field card placed in each bag.  Each sample bag was secured with heavy string and placed within protective rice sacks for transport via dune buggy and truck to the field camp at Lomas.

All field samples were temporarily stored in a locked warehouse with night-watchman cover in Lomas, prior to being double bagged, trucked to Lima, and sea-freighted to Vancouver.

10.1.3

Quality control procedures in the field

Quality control procedures used to help quantify the extent of site and sampling variations included the collection of field duplicate samples, within-pit duplicate samples and splitter (check) duplicates at regular intervals, and also the incorporation of field standards into the collection suite.

Field duplicates were collected at the rate of one pair every ten samples.  Pampa site duplicates were collected by the method noted above (10.1.1a) from two adjacent pits dug approximately 3.5m apart.   Dune sand site duplicates were collected by the method noted above (10.1.1b) but by moving the sites of individual sub-samples (and therefore the north-oriented cross as a whole), 3 metres to the east and 1 m to the north to create a new identical sampling cross with individual sub-sample separation equivalent to that between pampa sample duplicates (Figure 4a).

Within-pit duplicates also were collected at the rate of one pair every ten samples.  Pampa sands within-pit duplicates were taken by the same methodology from the opposite wall of the same pit.  Dune sands “within-pit” duplicates were produced by repeating the process described in 10.1.1b above with a second sub-sample “spade-full” taken immediately adjacent to the first (Figure 4b).

Splitter duplicates also were collected at the rate of one pair for each ten samples, and involved bagging separately but numbering identically each of the respective splits for a given sample site.  However, the practice of taking riffle splitter duplicates to test for variations introduced by the splitting method was later discontinued in the surface sampling programme as no significant differences in results were detected between splitter duplicate pairs.

Slots for insertion of field standard samples, included to monitor magnetic concentrate separation processing accuracy and precision, were left open every 20 samples. As no standards are commercially available for the separation of magnetic minerals from iron sands, a field standard was prepared from a high-magnetite site at Pampa El Toro. In the analytical assay suites, the magnetic concentrate from this sample was used as a drift monitor.

Figure 4a  Schematic diagram showing procedure for collecting field duplicate samples during reconnaissance sand sampling at dune sand sites.

Figure 4b.  Schematic diagram showing procedure for collecting within-pit duplicate samples during reconnaissance sand sampling at dune sand sites.

Figure 5.  Typical 20-sample collection “block” used is The Pampa El Toro reconnaissance surface sands sampling programme.

Figure 6.  Typical quality control scheme used is the sampling of Bulk sands from a typical 100 metre-deep percussion borehole at Pampa El Toro.

A typical 20-sample collection block used in the Pampa El Toro and Carbonera surface sands sampling program, showing duplicate, field standard insertion frequency and labeling protocol is shown in Figure 5.

10.2

Percussion Drilling

10.2.1

Field collection methods

Sand samples were obtained from the drill machine at one metre intervals, discharged into heavy polythene bags, tied, labeled, and left onsite for splitting.  Each 1 metre sample weighed approximately 40-45 kg.  Five-metre composite samples were prepared by splitting the sand recovered from each interval using a large “Jones Riffle Splitter”.  In each case, composites were prepared by pouring the five bags (approximately 200-250 kg total) onto large plastic trays, homogenizing, and splitting three times to produce a single 25-30 kg composite sand sample for each 5 m interval.  Reject samples are stored at the drilling site, buried and covered with sand to prevent deterioration of the bags due to ultraviolet radiation.

10.2.2

Sample documentation and security

Sample documentation and security followed the same protocol as that adopted for Reconnaissance and infill surface sand sampling described above.  However, differential rather than hand-held GPS was used to position holes, and later to check coordinates of drill sites with greater confidence.

10.2.3

Quality control procedures in the field

Quality control procedures included the collection of splitter duplicates at regular intervals, and the incorporation of field standards into the sample suite for eventual assay work.  Given the limitations of collecting drill hole samples compared to surface samples, it was not possible to collect the equivalent of field duplicate or within-pit duplicate samples.  It should be noted that in this case (cf. surface samples) the numbering scheme used for splitter duplicates ensures that their relation to adjacent samples remains blind to the processing laboratory (Figure 6).

Splitter duplicates were collected at a rate of one pair every 10 samples.  As drill samples were 5m composites, in practice, two pairs of duplicates were collected for each 100 metre hole, one pair in the upper 50 metres and a second pair in the lower 50 metres.  In the case of the four deeper 141 metre holes, a third pair of duplicates was also collected in the lower third of the hole.  The location of splitter duplicates in the drill hole were chosen in advance, and the duplicates were prepared by retaining both halves of the third, and final, split of these samples during riffle splitting.  In these cases the usual split was retained for the routine sample, and the other split was retained as the splitter duplicate sample.  Note that the splitter duplicate is a field processing duplicate with no field sampling variation component.

Slots for insertion of field standard samples, included to monitor analytical precision, were left open at a rate of one in 20 drilling samples. As the analytical laboratory had difficulty successfully fusing the commercially-available certified reference material that was obtained, an analytical drift monitor was created from pulverized and homogenized magnetic concentrate material from two routine samples from Pampa El Toro.

A typical 20-sample collection block used in drill hole sampling, showing splitter duplicate, field standard insertion frequency and labeling protocol is shown in Figure 6.  In the case of Phase II drilling at Pampa El Toro, where the holes were drilled to 60 m depth, a single pair of splitter duplicates and a single field standard were included in each drillhole.

10.3

Trenching

10.3.1

Field collection methods

Trenching methods included the use of both a Cat D-8 Bulldozer, when this was on site to assist with the percussion drilling phase, and a Cat 330C Excavator.  Trenches were dug immediately adjacent to actual borehole sites for direct comparison purposes, and care was taken to avoid areas where the pampa surface had been disturbed by drilling-related activity or contaminated by drill-generated fines.  In the case of the bulldozer, samples (n = 4) were taken in the same way as pampa sands (see 10.1.1a, above), with the first metre being sampled via an 80-90 cm deep pit.  The first metre of sand was then scraped off with the bulldozer blade, using a graduated pole as depth reference, to form a platform from which the next pit could be dug to sample the 1.0-2.0 m interval.  In this way it was possible to sample 1.0 m intervals to a depth of 4.0 m to 5.0 m (Torres, 2006a, Torres, 2006b).

In the case of samples obtained by excavator (n = 37), the first sample from surface to a depth of 1.0 m was collected with a single rotation of the excavator bucket.  This was unloaded well away from the sides of the designed trench to form a small pile, from which a representative sample of around 25 kg was then taken and bagged.  The surrounding sand was then excavated to a depth of 1.0 m over an area sufficient to ensure that the walls of the trench did not collapse into the trench and contaminate subsequent samples as the trench was deepened.  The second sample was then collected with a single rotation of the excavator bucket between 1.00 m and 2.00 m.  This process was repeated in 1.0 m intervals to 5.0 or 6.0 m, depending on operating conditions.

10.3.2

Sample documentation and security

Sample documentation and security followed the same protocol as that adopted for reconnaissance and infill surface sand sampling described above.  Samples were numbered in a way which related them to the borehole and depth from which they were collected.

10.3.3

Quality control procedures in the field

Trench sites were located adjacent to existing percussion drillhole sites in order to verify the consistency of data obtained by percussion drilling over the first five metres.  Due to the instability of loose, dry sand under trenching conditions, and the probability of “run-in” of loose material and contamination of repeat samples taken from the same point, field duplicate and within-pit duplicate samples were not included in the sample suite.  Splitter duplicates were also omitted because of the lack of significant differences detected between splitter duplicate pairs in the results from reconnaissance and infill surface sand sampling.

11

SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1

Magnetic Separation and processing

11.1.1

Magnetic separation and processing of reconnaissance surface sand samples

All reconnaissance surface sand samples were trucked from the Lomas field warehouse to Lima, Peru and then shipped to North America.  Samples were shipped in secure wooden crates to protect against any damage to the plastic sample bags while in transit.  They were forwarded to Vancouver Indicator Processors Inc. laboratory (VIPI), Burnaby, B.C., Canada, for i) magnetic separation of magnetite grains from the sands, and ii) subsequent determination of the percent magnetic concentrate in each sample.

VIPI laboratory is primarily a heavy mineral lab for the diamond exploration industry, and is equipped with suitable magnetic concentration equipment for processing iron sands samples.  All magnetic separation work was conducted by or under the direction of Dr. Peter Le Couteur of VIPI, and the following details of the equipment and the separation procedure are taken from his report (Le Couteur, 2005).

The field samples, generally between 9 kg and 13 kg each in weight, were weighed as received at the Burnaby laboratory, and magnetic concentrates prepared using a ‘scalper’ magnet to remove only ferromagnetic mineral grains (ie. only magnetic, not paramagnetic, mineral particles).  The scalper unit comprises an Eriez sample hopper and vibratory feed chute coupled with a new Outukumpu Model LP10 dry permanent magnet with a weak magnetic field (approx. 0.05 Tesla).  According to Le Couteur (2005), in his description of the process, the sample is fed from the hopper down the vibrating chute, and slides under gravity across the magnet.  The magnet attracts ferromagnetic particles into one receiving pan beneath the magnet, allowing all other non-magnetic grains to pass undeflected into a second receiving pan.  A single-pass procedure was used for all sand samples.

11.1.2

Magnetic separation and processing of drillhole and infill surface sand samples

Magnetic separation of drillhole and infill surface sand samples from the Toro West and Toro Southeast infill surveys, was carried out on-site at Cardero’s Lomas field facility beginning in January, 2006, using an Eriez Model FR ferrite radial drum magnetic separator.  This work was carried out by, or under the direction of Cardero geologist Susana Torres.

The magnetic separator, a permanent dry rotating drum-with-frame unit, was manufactured in 1991 by Eriez Europe Ltd.  The drum is 12 inches in diameter, has a width of 12 inches, and is coupled with a Model 45A feeder with hopper.  This equipment was tested by Dr. P. Le Couteur in mid-January, 2006, and set up for optimum performance on-site (Le Couteur, 2006).

Drillhole and/or infill surface sand samples were weighed in the warehouse using a high-capacity Bascula PCR-40 electronic balance (40 kg capacity), and then processed using the magnetic separator.  Material was fed from the sample hopper onto the rotating magnetic drum using a vibratory chute feeder.  Non-magnetic reject material passes over the rotating drum and was captured by a large tray prior to re-bagging and storage.  Ferromagnetic minerals attracted to the drum were captured in a smaller tray positioned beneath it.  After primary magnetic separation, the magnetic concentrate was fed through the separator a second time to remove any adhering silicate grains.  The subsequent, second-pass concentrate was retained, bagged and weighed using a Bascula LEQ-5 electronic balance (5 kg capacity), and the weight per cent magnetic concentrate content calculated. The weight of the first-pass concentrate was also recorded, and the resulting ‘middlings’ sample fraction from the second pass bagged and retained for any possible future use (Cook, 2006).

Following observations by Andre Van der Merwe during an April, 2006 visit to the Lomas field facility on behalf of SRK Engineering (Van der Merwe, 2006b), Cardero field operators introduced a third pass to the separation process whereby the second pass concentrate was fed through the separator a third time to remove remaining non-magnetic material and to further clean the concentrate.  Van der Merwe had noted that a comparison of four samples that were processed by both the Vancouver Indicator Processors Inc. and the Lomas facility showed a fairly consistent better recovery of ‘magnetic concentrate’ by the Lomas separator, one of the reasons for which may be that the Loma machine might have been over-recovering “magnetic concentrate” by including more non-magnetic fraction (Van der Merwe, 2006).  Therefore, from April, 2006, it was the third-pass concentrate that was retained, bagged and weighed, and the weight per cent magnetic concentrate content calculated.  The weight of the second-pass concentrate was also recorded, and rejects from the third pass were added to the ‘middlings’ sample fraction from the second pass noted above.

11.1.3

Quality control and security

a)

VIPI Laboratory

Le Couteur (2005) conducted several tests to determine the efficiency of magnetic separation at the VIPI Laboratory.  Results of these tests suggested that the VIPI scalping magnet recovers most (approximately 90% of the total ferromagnetic material) in the first pass.   Tests of several samples which were processed using between four passes (n=3) and ten passes (n=1) through the magnetic separator showed that most of the magnetite, about 87-94% of the total, was removed in the first pass.  Typically the second pass yielded only a small amount of magnetite, in the range 3.3–4.7%, and subsequent passes yielded progressively smaller and smaller amounts.  Nevertheless the single sample which was subjected to ten passes through the separator (87% magnetic mineral recovery on the first pass) yielded a small amount of magnetic material even on the tenth pass (0.6%).

Reproducibility testing, involving two samples which were processed 5x each, showed a high degree of replicate precision in the magnetic separation results.  Replicate results were within about ±3% of mean values, varying only narrowly in the range 4.11-4.21% in one case, and in the range 1.77-1.87% in the second case (Le Couteur, 2005).

b)

Lomas Facility

Following initial set up of the magnetic separator at the Lomas field facility in December, 2005, testing of optimal operating parameters for processing iron sands samples was carried out by Dr. P. C. LeCouteur of VIPI Laboratory during a visit to Lomas in mid-January 2006 (Le Couteur, 2006).  Le Couteur determined that an extraction efficiency of about 98% magnetite was achieved from test samples using a feed rate of 3.5 kg/minute and a drum rotation speed of about 118 rpm.  These settings were adopted as the standard separator operation settings for the Pampa El Toro sand samples although, as he notes in his report, a wider range of feed rate settings is possible.  Tests showed that a 25 kg sand sample could, ideally, be processed in about 7 minutes at the recommended settings.

A calibration standard, prepared by Le Couteur, is run at the start of every magnetic separation processing session in Lomas in order to test the functioning of the magnets and the apparatus in general.  This calibration standard is separated, the weights are recorded, and the standard is subsequently re-combined for processing at the start of the next session.  The reproducibility of the results has shown to be exemplary, and this demonstrates that any over-time-drift of the magnet and/or apparatus function is insignificant.

Given the dust generated by processing of the fine-grained borehole sand samples, the wearing of dust masks was made mandatory for operators at all times.  Furthermore, a dust extraction cowling and apparatus was built and installed on the separator.

11.2

Sample analysis and assay procedures

Magnetic concentrates prepared from Pampa El Toro regional surface sand samples, infill surface sand samples and borehole sand samples were forwarded to Acme Analytical Laboratory (ISO 9001:2000 accredited), Vancouver, British Columbia at various times for analysis of total iron, titanium, vanadium and other constituents.  No Carbonera or Tanaca magnetic concentrates from the Phase I reconnaissance surface sand sampling programme were submitted for analysis as a consequence of the lower-than-expected weight-per-cent magnetic concentrate results obtained by these surveys.

11.2.1

Sample Preparation

Upon arrival at the Acme Analytical Laboratory, Vancouver, each magnetic concentrate sample was rolled thoroughly on a large clean piece of paper to ensure that it was adequately mixed prior to the separation of an approximately 200-250 gram sub-sample.  The sample was pulverized, using a ceramic, rather than steel, ring mill to prevent any possible iron contribution to (and contamination of) the concentrate during ring milling.  All unused magnetic concentrate material was retained in the original sample bag; and the pulverized magnetic concentrate pulp material was retained in an additional bag.

11.2.2

Analysis

All magnetic concentrates were analyzed at Acme Labs for potentially economic elements including total iron, titanium and vanadium, and for potentially deleterious constituents such as SiO2, Al2O3, MgO and P2O5, by the following total-decomposition methods:

a)

Group 4A major element oxide suite

.

This whole rock package uses a LiBO2 fusion and dilute nitric acid digestion with an ICP-ES finish.  Constituents determined are SiO2, Al2O3, Fe2O3, CaO, MgO, Na2O, K2O, MnO, TiO2, P2O5, Cr2O3, LOI, Total C and Total S.  The analytical upper limits of each of these determinations is stated by Acme Labs to be 100%, suitable for the high-iron composition of the magnetic concentrates.

b)

Total vanadium

Determination of total vanadium was conducted as part of the Group 4B suite of elements, including the rare earths.  This total determination method involves the fusion of a 0.2 gram sub-sample by LiBO2/Li2B4O7 fusion followed by an ICP/MS finish.

11.2.3

Quality Control Procedures

Magnetic concentrates of all duplicate samples including field, within-pit and splitter duplicates for reconnaissance and infill surface sand samples, and splitter duplicates from Phase I drillhole sand samples were analyzed along with concentrates from the routine surface sand and drillhole sand samples.  The field standard sample was analyzed in replicate (N=7) for the reconnaissance suite.

CANMET iron ore CRM MW-1 was initially inserted as an assay standard, but after the laboratory reported continued problems in fusing this material, two drift monitors were instead created from the pulverized pulp material of two routine borehole samples.  Multiple insertions of the two sets of drift monitors into the assay suites permitted an evaluation of analytical precision, if not absolute accuracy.

11.2.4

Internal and External Check Assays

Subsequent to the primary assays, a suite of magnetic concentrates from two complete drillholes (PET-03 and PET-08) was submitted in entirety for both internal and external check assays, providing a total of three comparative assay results for magnetic concentrates prepared from these borehole sands.  Each hole comprised 20 sample intervals, and in addition to this all splitter duplicate samples and drift monitor insertions which had previously been part of this group of samples were also included in the subsequent check assays.  Internal check assays for iron, titanium and vanadium using the Group 7PF sodium peroxide fusion method for refractory ores was conducted at Acme Labs, using pulverized pulp material which had been previously prepared for the primary assays.  The Group 7PF peroxide fusion method was chosen here to i) provide alternative results to the Group 4A whole rock fusion method which, as all analyses necessarily total to 100%, might be affected by mathematical closure, and ii) to determine if a more aggressive fusion method is required to deal with any refractory minerals which might be present in the magnetic concentrates.

In addition, external check assays of all magnetic concentrate samples from the same two complete drillholes (PET-03 and PET-08) were carried out at ALS Chemex Laboratories (ISO 9001:2000 accredited), North Vancouver, B.C.  Pulverized pulps were forwarded to ALS Chemex from Acme Labs, and a suite of CANMET CRM MW-1 samples were also sent for inclusion in the ALS Chemex analytical suite as blind standards (Cook, 2006).

The internal and external check assays highlighted an issue with the laboratory initially underestimating the grade of V and TiO2 in the Group 4A and 4B analyses. Upon further investigation, it was discovered by the laboratory that halving the sample weight would ensure a complete fusion of the sample material.  The results, expressed here as percent change from the original method, are an average increase by 35% (±13%) in TiO2, 40% (±19%) in V and a decrease by 2% (±2%) in Fe2O3. These results suggest that the original Phase I drillhole analytical results as reported by Cook (2006) may be upgraded slightly to 4.8 wt.% TiO2 and 2217 ppm V, while Fe2O3 is downgraded slightly to 58.0 wt.%.  The company elected not to have the analytical batches re-analysed in entirety.

In the author’s opinion, and on the basis of all the information that is available to him, quality control of sample preparation, analytical and assay procedures, and security including chain of custody procedures, followed or exceeded industry best practice standards.

12

EXPLORATION

12.1

Surface Sand Sampling

12.1.1

Reconnaissance Surface Sand Sampling Phase

The sampling crew headed by geologist Stephen Cook (P. Geo.) of Cook Geochemical Consulting was supplemented by a four-person buggie crew of drivers and mechanics, the two dune buggies working in tandem for security reasons.

Reconnaissance surface sand samples were collected in each dune field at a 1km sample site spacing along north-south lines 500m apart, with samples along adjacent lines being collected at 500m offsets as shown in Figures 7 and 8.  This corresponds to a northwest-southeast / northeast-southwest orientated square grid with a sample spacing of 707m.  The area sampled over pampa sands and dune sands at Pampa El Toro amounted to around 70-75 km2 with a similar area of dune sands being sampled at Carbonera.

Regional surface sand samples were processed in Canada at Vancouver Indicator Processors Inc. laboratory, Burnaby, B.C.  Magnetic concentrates were prepared for each sample and weight-per-cent magnetic concentrate (Wt% MC) content calculated.

12.1.2

Infill Surface Sand Sampling Phases I and II: Pampa El Toro

An infill surface sand sampling programme (Phase I Infill Survey) was initiated in mid-January, 2006, over Toro West, broadly covering the extent of sites reporting high (>5.0 Wt.% MC) values which were known from analytical results at that time. The area covered by Phase I Infill Survey is shown in Figure 7.  The objective of the infill surface sampling was to provide a more detailed picture of MC distribution in the surface sands by increasing the original reconnaissance grid spacing (1000m x 500m, with 500m offset) to one of 250m x 250m along a N-S and E-W oriented grid.  A total of 235 sites were sampled, covering an area of approximately 15km2 (14.7).

Following the infill surface sand sampling at Toro West, similar work commenced in April, 2006, over the smaller Toro Southeast Zone, and also an area adjacent to the southwest corner of Toro West (see Figure 7 and Figure 10).  This infill sampling is referred to as Phase II Infill Survey, and the distribution of samples, together with those of Phase I Infill Survey, are shown in Figure 10 and Figure 11.  A total of 168 sites were sampled in Phase II Infill Survey (of which results are available for 164), covering an area of approximately 10km2 (10.3).

12.2

Percussion Drilling

12.2.1.

Percussion Drilling Programme:  Phase I

A widely-spaced percussion drilling programme was conducted in November and December, 2005, over the Pampa El Toro Dune Field.  A total of 13 drillholes were drilled, mainly on the flat-to-gently-rolling pampa sands in the southern and central part of the dune field.  The holes were drilled with nominal 2 km spacing along E-W oriented lines, with drill sites along adjacent lines being offset by 1 km as shown in Figure 11.  Holes PET-4A, PET-10 and PET-13A were moved from their grid-based allocated sites for operational reasons.  Most of the drillholes were drilled to a depth of 100 m, with four (PET-1, PET-2, PET-5 and PET-6) drilled to 141 m.  Twelve of the drillholes terminated in sand and therefore remain open in depth.  However, drillhole PET- 12, one of two along the southern edge of the dune field, encountered bedrock at 38 m depth.  All these, and later drillholes were drilled vertically.

544000
548000
552000
556000
8300000
8296000
8292000
8288000
8284000
N
Toro West Zone
Toro Southeast Zone
2.5
0
2.5 Km
1:100,000
Datum WGS 84 zone 18
(Wt.%) MC
0 - 4
4 - 5
5 - 6
6 - 7.5
7.5 - 9.9
Properties Cardero
Limit of Toro West zone
Limit of Toro Southeast zone
Phase I infill survey (programmed)
Phase II infill survey (programmed)
Datum PSAD 56 zone 18
Distribution of Wt.% magnetic concentrate results from reconnaissance phase surface sand samples from Pampa el Toro Dune Field
Consultora Minera Anglo Peruana S.A.
Project:
IRON SANDS PROJECT
Proprietary:
CARDERO RESOURCE CORP.
Pampa El Toro reconnaissance surface sand sampling, distribution and results
Date:
Figure 7

516000
520000
524000
528000
8348000
8344000
8340000
8336000
8332000
8328000
2.5
0
2.5 Km
(Wt.%) MC
0 - 2.00
2.01 - 4.00
4.01 - 6.01
6.01 - 11.01
Properties Cardero
Datum PSAD 56 zone 18
Datum WGS 84 zone 18
Consultora Minera Anglo Peruana S.A.
Project:
IRON SANDS PROJECT
Proprietary:
CARDERO RESOURCE CORP.
Date:

Carbonera reconnaissance surface sand sampling, distribution and results

Figure 8

Distribution of Wt.% magnetic concentrate results from reconnaissance phase surface sand samples from Carbonera Dune Field.

Collar elevations of the drillholes ranged from 1,000 m.a.s.l. in the southern part of the area to a high of 1,529 m.a.s.l. (PET-13A) in the northeast.  The percussion drilling programme was truck-supported and operated from a base in Lomas.  Drilling services were provided by GeoTech of Lima, equipment including a truck-mounted percussion drilling unit, a second truck with hydraulic crane to remove casings, a D-8 bulldozer to pull the trucks from site to site across the dune field and a local tractor contracted for miscellaneous tasks.

Preparation of magnetic concentrates from the 13 percussion drillholes, and their subsequent assay for Fe2O3, TiO2 and related constituents were carried out at Acme Labs in Vancouver.

12.2.2

Percussion Drilling Programme:  Phase II

Following a recommendation from SRK Consulting (Van de Merwe, 2006) a 74 drillhole definition drill campaign was designed and conducted between May and July, 2006, to systematically drill-test an approximately 6.5 km2 area of the Pampa El Toro dune field to a depth of 60 metres.  The programme included a combination of holes at both 500 metre drill centres and 250 meter drill centres (Figure 11).  Approximately 2.5 km2 of the pampa sands were tested by holes with 250 metre centre separations.

The definition drill program was designed to test the central part of Toro West Zone where Phase II surface sand sampling had defined a broad area containing >5.0 Wt.% MC within which were two higher-grade areas, shown as Zone “A” and Zone”B” in Figure 10, reporting mean values of 8.6 and 9.7 Wt.% MC respectively.  Additional holes were drilled at the end of the programme to capture parts of zones “C” and “D” (Figure 11).  All of the drillholes were targeted to 60m, and all were vertical.

Following the completion of the 74 drillhole definition drill campaign, a repeat of Phase I drillhole PET-08 was drilled 5 m from the original in order that the results might be compared between Phase I and Phase II drilling.  It was during the process of splitting the samples from the PET-08 repeat hole that it became clear that the material retrieved appeared to be much finer grained than the surface sands with a significant amount of dust-particle-size fines, or “rock flour”.

At the drilling company’s suggestion,and in order to check whether or not the percussion bit in use was grinding the sand during drilling, a different type of bit with characteristics that might not generate the same amount of in-hole friction was employed for the remainder of the Phase II drilling programme.  This included a) the additional 10 drillholes capturing parts of zones “C” and “D”, mentioned above, b) duplicates (or “twins”) of 10 Phase II drillholes already drilled and c) a further 10 drillholes, to provide details for geostatistical analysis, also on the recomm- endation of SRK Consultants (see Figure 11).  It is not clear whether or not the use of a different bit had a significant affect on the amount of milling, but the characteristics of the samples appeared to be unchanged.

Field and laboratory processing of Phase II drillhole samples was carried out under the supervision of geologist Susana Torres, with assistance of geologist John Huaman.  Representative splits of borehole sand samples were processed at Cardero’s on-site magnetic separation laboratory at Lomas.

552000
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560000
564000
8280000
8276000
8272000
8268000
8264000
8260000
N
1.96
2.20
4.72
1.61
3.24
11.16
7.29
3.34
1.54
1.61
2.96
9.18
3.03
3.39
2.88
2.07
1.98
3.67
2.5
0
2.5
Km
1:100,000
Datum: WGS 84 zone 18

(Wt.%) MC

- 0 - 2.00
- 2.01 - 4.00
- 4.01 - 6.00
- 6.01 - 9.00
- 9.01 - 9.9

Properties Grupo Cardero
Datum PSAD 56 zone 18
Datum WGS 84 zone 18

Distribution of Wt.% magnetic concentrate results from reconnaissance phase surface sand samples from Tanaca Dune Field

Consultora Minera Anglo Peruana S.A.	
Project: IRON SANDS PROJECT	Proprietary: CARDERO RESOURCE CORP.
Tanaca reconnaissance surface sand sampling, distribution and results	
Date:	Figure 9

12.3

Trenching

The results from Phase I percussion drilling showed a marked fall-off in MC values and grain size of material recovered from the first few metres of the drill holes, downwards.  Therefore, it was decided to trench alongside existing drillhole sites to the maximum depth (5-6 metres) attainable with the equipment available in order to try to resolve this discrepancy.

A total of 41 trenches were excavated variously by bulldozer and excavator (as detailed in Section 10.3.1) adjacent to previously drilled Phase II percussion drillholes (Figure 12).  The objective was to compare Wt.%MC separated from paired drillhole and trench samples over the 0 – 6 m depth interval from surface.  The results of this comparison are discussed in Section 17.

Reconnaissance surface sampling, Phase I infill surface sampling, the Toro West Zone of Phase II infill surface sampling, and Phase I Percussion Drilling Programme were all carried out by contractor Cook Geochemical Consulting, 5-3341 Mary Anne Crescent, Victoria, BC, Canada.

The Toro Southeast Zone of Phase II infill surface sampling, Phase II Percussion Drilling Programme and trenching were carried out by Cardero personnel under the supervision of Company geologist Suzanna Torres following the protocols previously established by Cook Geochemical Consulting.

544000
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8300000
8296000
8292000
8288000
Zone "A"
Mean: 8.6 wt. % MC
Zone "D"
Mean: 8.7 wt. % MC
Zone "B"
Mean: 9.7 wt. % MC
Zone "C"
Mean: 9.7 wt. % MC
TORO WEST
PHASE I
TORO SOUTHEAST
PHASE II
TORO SOUTHEAST
EXTENSION
PHASE II
1 0 1 2 Km
1:50000
Datum: WGS 84 zone 18

(Wt.%) MC

Reconnaissance Phase	Infill Phase I	Infill Phase II
0 - 4.0	0 - 4.0	2 - 4.0
4.0 - 5.0	4.0- 5.0	4.0 - 5.0
5.0 - 7.5	5.0 - 7.5	5.0 - 7.5
7.5 - 10.0	7.5 - 10.0	7.5 - 10.0
> 10.0	10.0 - 15.16	10.0 - 15.36

Infill Phase I/Phase II boundary
Extent of Wt % MC values > 7.5
Exten of Wt % MC values > 5.0
Properties Cardero Group
Datum WGS 84 zone 18
Datum PSAD 56 zone 18

Consultora Minera Anglo Peruana S.A.

Project:	Proprietary:
IRON SANDS PROJECT	CARDERO RESOURCE CORP.

Pampa El Toro Infill surface sand sampling, phases I and II, distribution and results

Date: Figure 10

13

MINERAL PROCESSING AND METALLURGICAL TESTING

Five bulk sand samples have been submitted to various consultants and laboratories in order to ascertain the optimum process for magnetic concentration of the Pampa El Toro sands, as well as upgrading the recovery of Fe, and in the case of Midrex, TiO2 and V2O5 as well.  A summary of the sample origin and results are presented in Table 2

	Bulk Sample Description & Source	Magnetic Concentrate (Wt. %)	FeTOT (%)	TiO2 (%)	V2O5 (%)	Fe Recovery (%)
SGS Lakefield (2005)	Surface Raw and MC – Carbonera (Mineralogical Studies)	n/a	n/a	n/a	n/a	n/a
Midrex (2005)	Surface Raw Sample - Carbonera	11.43%	59.70%	2.02%	0.80%	69.22%
Solumet SGS (2006)	Surface Mag Concentrate - PET	n/a	66.20%	3.56%	0.56%	n/a
Eriez (2006)	Surface Raw Sample - PET	12.70%	53.36%	5.52%	0.43%	n/a
Midrex (2006)	Surface Raw Sample - PET	7.10%	59.11%	4.10%	0.45%	47.39%
Bateman (2006)	Borehole Raw Sample - PET	2.80%	55.86%	4.89%	0.47%	24.78%

Table 2  Summary of source and results of five bulk sample tests conducted on materials from Cardero’s Peruvian iron sands properties.

SGS Lakefield (2005)

The primary objective was to ascertain the purity level of the magnetic concentrate, and determine whether grinding would be a viable exercise in order to upgrade the Fe content and decrease the amount of impurities.  Mineralogical investigations (optical microscopy, electron microprobe analysis and x-ray diffraction) were undertaken on the second-pass MC (#2 ROM) in order to ascertain the host of titanium in the ore, considered to be an impurity by the iron industry (SGS Lakefield 2005a).

Mineralogical studies confirmed that only grinding to micron-scale would lower the TiO2 concentration, which is deemed by SGS Lakefield (2005b) to be an uneconomic practice. The authors of the report recommend that cleaning of the Fe ore not by a physical process, but rather by a chemical process (eg. Fastmelt by Midrex) is a viable option. The magnetic concentrate produced from these tests was forwarded to Midrex Technical Center for preliminary testing with Fastmelt

548000
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8292000
8288000
N
04A
01
02
03
13A
07
08
09
10
11
12
400 0 400 800 Mts.
1:50,000
Datum: WGS 84 zone 18

01 Phase I drillhole with reference number

21 Phase II drillhole with reference number

Zones of high-grade MC shown in figure 10

Datum WGS 84 zone 18

Datum PSAD 56 zone 18

All drillhole reference numbers prefixed by PET- in text of report.

Consultora Minera Anglo Peruana S.A.	
Project: IRON SANDS PROJECT	Proprietary: CARDERO RESOURCE CORP.
Percussion drillhole location	
Date:	Figure 11

13 - 2

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548000
550000
8294000
8292000
8290000
8288000
N
400 0 400 800 Mts
1:25000
Datum: WGS 84 zone 18

- Phase I drillhole with reference number
- Phase II drillhole with reference number
- Phase II drillhole (additional) with reference number
- Duplicate of Phase I drillhole
- Duplicate of Phase II drillhole
- Geostatistical drillhole
- Trench cut alongside Phase II drillhole
- Zones of high-grade MC shown in Figure 10
- Datum PSAD 56 zone 18

All drill hole reference numbers prefixed by "PE-" in text of report.

Consultora Minera Anglo Peruana S.A.

Project:	Proprietary:
IRON SANDS PROJECT	CARDERO RESOURCE CORP.

Percussion drillhole duplicate and trench locations

Date: Figure 12

13 - 3

Midrex Test (2005)

Based on positive results from preliminary testwork by Midrex (Ripke, 2005)), Cardero Resource Corp. supplied Midrex Technologies with a large bulk surface raw sand sample (1060 kg; August 2005) from the Carbonera dunes area for more comprehensive testing of magnetic concentrate processing (separation) and Fe ore upgrading with the Fastmelt process. Single pass magnetic separation of raw magnetite sands was deemed to be sufficient (12 in diameter, 5.5 in wide laboratory drum magnet separator at a feed rate of 41Kg/hour at 1.4 DC amps), and the bulk sample was processed in this manner. The magnetic concentrate grade obtained was 11.43 Wt. %, with a total Fe content of 59.70% (of which 69.22% is recoverable), 2.02% TiO2 and 0.80% V2O5 (Ripke 2005).

Solumet Upgrading Test (2006)

In order to independently assess the quality of the magnetic concentrate as well as any upgrading potential of the Fe ore, Worldlink Resources Canada appointed Solumet Metallurgical Solution Inc. (2006) to study a magnetic concentrate provided by Cardero Resource Corp. The 2 tonne magnetic concentrate was produced from surface sands at Pampa El Toro using the dry magnetic processing facilities onsite in Lomas.  Magnetic concentrate grade recovery was not calculated by Cardero for this bulk sample.

Work conducted on behalf of Solumet by SGS Lakefield Research Ltd. concluded that upgrading by magnetic separation without grinding is feasible into a product with 75.5% Fe2O3 (52.8% Fe) and a recovery of 67% of the iron, and that further upgrading to 87.5% Fe2O3 (61.2% Fe) with an overall recovery of 58% of the iron is possible.  However, best concentrates achieved still contained between five and six percent TiO2, which is detrimental to concentrate quality.  Mineralogy showed that the titanium is mainly contained in the form of ilmenite, intimately and finely exsolved in the crystal lattices of magnetite and hematite.  Liberation of such ilmenite for physical separation would require milling to a likely-uneconomic micron size, and separation of the titanium during smelting remains probably the best solution.

Preliminary grinding and wet magnetic separation (Davis Tube analysis) tests were carried out on a sub-sample.  A process was then designed for the remainder of the bulk sample that involves grinding the concentrate to <180 microns, then passing the concentrate in a slurry over three low intensity magnetic separators (LIMS) to produce an upgraded product.

The result of this test is a concentrate containing 66.20% FeTOT (upgraded from 63.5%), 3.56% TiO2, 0.56% V2O5 and 0.18% P2O5.  Grinding studies demonstrated that P2O5 concentration decreased with grinding, whereas TiO2 and V2O5 concentrations remained roughly the same.  This has further corroborated previous mineralogical studies (SGS Lakefield, 2005a, 2005b; LeCouteur, 2005) that indicate that TiO2 is encapsulated within the magnetite crystals as ilmenite lamellae, and, in the case of V2O5, within the magnetite crystal lattice itself.  Solumet states that, although the overall Fe content is adequately upgraded the elevated concentrations of impurities are concerning.  Solumet states that the product may be classified as a secondary quality Fe ore for direct shipping purposes.

Eriez Magnetic Separation Test (2006)

A 155kg sample of raw surface sands from Pampa El Toro was submitted to Eriez Magnetics Test and Reasearch & Development, Pennsylvania (Eriez, 2006) in order to ascertain the optimum magnet and feeder set-up for processing the iron sands in addition to attempting to independently repeat the above Solumet test-work.  The results of this test were not definitive, as multiple tests were not carried out on several machines and compared.  Rather, the bulk sample was passed over a DFA-25 Drum at a setting of 10 tons per hour per foot (t/h/f) and drum speed of 500 feet per minute (f/m), and a second pass of the magnetic fraction at a

Re-split PET-08
'Check Sample'
Results
Original
PET-08 Results
4.93
6.50
8.56
9.27
7.18
6.52
3.71
5.45
2005 Recce
Surface Sand: 5.8 Wt.%
PET-08 (Original)
Mean (top 30 m): 7.2 Wt.%
Mean (overall): 5.6 Wt.%
Lower Depth (metres) of 5 metre Composite Sand Sample
Weight per cent Magnetic Concentrate (Wt.%MC)
0
20
40
60
80
100
120
140
160
0.00
2.00
4.00
6.00
8.00
10.00
12.00

Figure 13.  Depth profile of Wt. % MC in PET-08 drillhole sands (5 m composites), along with corresponding results from later check samples which were riffle-split from reject bags and processed as completely separate samples.  Statistics refer to the original borehole results only.

different settings (5t/h/f and 750 f/m). This resulted in a magnetic concentrate grade of 2.67 Wt. %.  A sub-sample of the non-magnetic fraction from the first pass was passed over a SPRE 15-inch drum (settings not specified).  The result from this second test, back calculated, was 12.70 Wt. % magnetic concentrate.  Samples of each fraction were returned to Cardero, which were in turn analysed at Acme Laboratories in Vancouver. The analytical results of the final magnetic concentrate were 53.36% FeTOT, 5.52% TiO2 and 0.43% V2O5.

Midrex Test (2006)

A second bulk sample (435.6 kg) was submitted to Midrex by the company, this time it was a raw sands sample from the Pampa El Toro area.  The firm’s mandate was to dry-magnetically-separate the raw sands in order to achieve a target minimum 62% FeTOT with favorable recoveries.  The processing equipment chosen for the test was an Eriez drum separator (type “A” – agitator type) with “Erium 25” axial magnetic fields using barium-ferrite ceramic permanent magnets.  This equipment was run on sub-samples at several different drum speed settings from which samples were split off and analysed to determine the optimum setting. 30 rpm produced the best grade of 60.1% recovered Fe.  A three-stage dry magnetic separation process was then designed, although it is not clear in the report whether drum speed settings were changed for the final two cleaning stages.  The result of the test is 7.1 wt. % magnetic concentrate of the ROM that contains 59.1% FeTOT, 4.1% TiO2 and 0.45% V2O5 with Fe recovery of 47.39%.  Recommendations in the report include the possibility of crushing the coarse size fraction of the magnetic concentrate in order to liberate non-magnetic material (silica and silicates adhering to magnetite) and potentially up-grade the product to the target grade of 62% Fe.

Bateman Engineering Test (2006)

After the phase II drilling program, a bulk sample (480 kg) of raw sand from a composite of ten drillholes (0-60 m depth) were submitted to Bateman Minerals and Metals (South Africa) for another magnetic separation process study (Rademeyer 2006).

Initial testing was performed on a small sub-sample of the drilling sands. 12.6 wt. % of the ROM reported to the sinks after heavy liquid separation (SG > 2.95).  The sinks were analyzed by XRF and contain 33.4% Fe2O3 and 3.38% TiO2.  Particle size analysis was performed on both the ROM and sinks using wet screening techniques to reduce fines loss.  Results demonstrated that the prevailing particle sizes for the ROM and sinks are 180um and 125um respectively.  Dry magnetic separation on a sub-sample was performed (Carpo Laboratory Scale Induced Roll Lift Magnet) as well as optimization of the magnet strength to balance magnetic concentrate grade and Fe2O3 recovery.  The required strength was determined as 0.09 amps (81% Fe2O3, 5.44% TiO2 with a magnetic concentrate grade of 2.9% of the ROM).

The bulk processing test was designed to assess the performance of an Eriez rare earth drum magnet (RED) in creating a high-iron magnetic concentrate.  After extensive testing, a process flow diagram was produced and recoveries and grades calculated.  The final recommendation for a plant is based on a three stage circuit: two passes through a RED magnet and a final electrostatic circuit upgrade to make a product grade of 79.8% Fe2O3 (55.86% FeTOT), 4.89% TiO2 and 0.22% P2O5 from a magnetic concentrate grade of 2.75 wt. % of the ROM.

Rademeyer (2006) noted that abundant dust was produced, and lost, during each stage of the process. These ultra-fine particles reported to both the magnetic and non-magnetic fractions.

14

DATA VERIFICATION

Quality control and chain-of-custody procedures follow, or exceed, industry best practice, as does insertion of splitter duplicates, field duplicates, within-pit duplicates and field standards.  Data verification examined a variety of quality control measures and found them to be within acceptable parameters.  Duplicate sample results indicate a high degree of homogeneity in the MC content.  For example, median relative standard deviation (%RSD) results between pairs of field duplicate samples (n=10pairs), within-pit duplicate samples (n=10 pairs) and splitter duplicate samples (n=11 pairs) for Pampa El Toro surface sands were calculated as 6.2%, 0.9% and 1.3% respectively.  Most pairs of within-pit duplicate and splitter duplicate results are within 5% of each other and, among field duplicates, only those low-iron sample pairs with less than 4.5 Wt.% MC were found generally to exceed 10% of each other.

Replicate analyses of a field standard prepared from one high-iron pampa-sand site show a similar high level of reproducibility.  Results from 7 standard samples inserted throughout the batch vary within the range 9.9-10.3 Wt.% MC (1.5% RSD).

A re-split and magnetic separation of PET-08 drillhole sample composites gave Wt.% MC values which demonstrated a close correlation with the originals (Figure 13), as did samples from duplicates holes sunk adjacent to 10 Phase II drillholes.

During the visit to the field laboratory at Lomas, records relating to work accomplished were found to have been completed in good order.

15

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

Not applicable

16

OTHER RELEVANT DATA AND INFORMATION

Not applicable

17

RESULTS

17.1

Surface Sand Sampling

17.1.1

Pampa El Toro Dune Field

Results from the initial 2005 reconnaissance surface sand sampling phase at Pampa El Toro show that sands from 43 of the 135 sites (32% of total) contain at least 5.0 Wt.% magnetic minerals concentrate (MC) and, of these, 26 sites (19% of total) contain at least 6.0 Wt.% MC . The high-iron sand population (>7.5 Wt.% MC) comprises 12 surface sand sites (8.8% of total), each falling within the range 7.7-9.9 Wt.% MC, of which 11 reported at least 8.1 Wt.% MC.  Overall, a mean value of 4.6 Wt.% MC (median: 4.3 Wt.% MC, range: 1.3-9.9 Wt.% MC) was obtained for Pampa El Toro samples.

Two preliminary areas of interest were roughly defined by contiguous samples reporting >5 Wt.% MC, mainly within the pampa sands which dominate the southern part of the area investigated, but also incorporating dune sands on the western side.  These two areas were named Toro West and Toro Southeast  (Figure 7).

Toro West, the larger of the two areas, is of irregular shape and represents around 11 km2 of the central and western parts of the Pampa El Toro Dune Field.  The core of the area comprises seven adjacent sample sites, aligned approximately east-west, with values in the range 6.2-9.9 Wt.% MC.  Of the total number of 22 samples which make up this high-MC area, six contain >8.0 Wt.% MC and a further seven >6.0 Wt,% MC.

The smaller area, Toro Southeast, lies entirely within pampa sands and covers some 4.5 km2 on the southwestern margin of the Dune Field.  Analyses in this area include one sample > 8.0 Wt.% MC and two more above 6.0 Wt.% MC.

On the basis of results from the reconnaissance sampling, infill sampling was programmed and conducted in two phases (Figure 7).

Phase I Infill Survey for surface sand samples over Toro West Zone returned an overall mean MC content value of 6.3 Wt.% MC (max. 15.16  Wt.% MC).  The significantly higher mean MC value obtained for the infill phase samples over those obtained for the reconnaissance phase samples (mean MC for Phase I infill samples 37% higher than mean MC for reconnaissance samples) may be attributed to the fact that the infill samples were concentrated in an area previously identified as containing higher MC values.  However, the different types of magnetic separator used in each survey may also have contributed to the discrepancy.  For the reconnaissance survey samples, an Outukumpu Model LP10 dry permanent magnet was used for magnetic separation at Vancouver Indicator Processors Inc. laboratory, Burnaby, B.C., Canada, whereas infill samples were processed in Lomas, using the more applicable, higher through-put, scalable, Eriez drum magnetic separator.  The differences in recovery performances of the various methods is one of the questions still to be clearly resolved.

On the basis of the more detailed results obtained from Phase I Infill Survey (Figure 10), the Toro West Zone was more clearly defined as an approximately 12.3 km2 area containing >5.0 Wt.% MC.  (Individual sample values of <5.0 Wt.% MC are included in the re-defined Toro West Zone where a nine-point moving average of the sample and all immediately adjacent surrounding samples gives a value >5.0 Wt.% MC).  Within this broad area, four higher-grade sub-zones, all with a minimum mean MC of 8.6 Wt.%, and individually up to around 2.75 km2 in size, cover a total surface area of around 4.9 km2. (Values of <7.5 Wt.% MC are included within these sub-zones where a nine-point moving average of the sample and all immediately adjacent surrounding samples gives a value >7.5 Wt.% MC). Individually labelled Zones “A”, “B”, “C” and “D” in Figure 10, these higher-grade zones reported average results of 8.6, 9.7, 9.7 and 8.7 Wt.% MC respectively with a weighted mean of 8.9 Wt.% MC on the basis of a 250 x 250 m grid sampling pattern.,

Phase II Infill Survey for surface sand samples over Toro Southeast and Toro Southeast Extension (see Figure 10) returned an overall mean MC content value of  5.4 Wt.% MC (max. 15.36  Wt.% MC), somewhat lower than Phase I (6.3 Wt.% MC, max. 15.16  Wt.% MC).  Toro Southeast and Toro Southeast Extension areas together include an additional 7.6 km2 area containing >5.0 Wt.% MC, although values of >7.5 Wt.% MC are generally more isolated and fewer than in Phase I.   Therefore, the number of higher-grade sub-zones selected in Phase I has not been increased by Phase II, with the exception that the area of Zone C has been increased by two sites, bringing the total surface area of the higher-grade sub-zones (>7.5 Wt.% MC) at Pampa El Toro to around 5.0 km2.

Therefore, the total area with values greater than 5.0 Wt.% MC in Phases I and II infill surface sand samples over the whole of Toro West and Toro Southeast zones amounts to approximately 20.0 km2 with a mean value of  5.9 Wt% MC.

The total area with values greater than 7.5 Wt.% MC in Phases I and II infill surface sand samples over the whole of Toro West and Toro Southeast zones amounts to around 5.0 km2 with a mean value of  9.0 Wt.% MC.

Geochemcial analysis for total iron, titanium and vanadium in MC’s from Pampa El Toro 2005 reconnaissance surface sand samples at Acme Analytical Laboratories, Vancouver, gave median results of 73.97% Fe2O3 (51.78% Fe), 3.27% TiO2 and 1955 ppm V.  However, median values of 66.81% Fe2O3  (46.77% Fe) for infill phase samples are lower by 9.7%. This may be due to the different types of magnetic separator used in each survey and the effectiveness of the separation.  However, reduction in % Fe2O3 is proportionally less than the apparent increase in % MC recovered, implying that while the Eriez magnetic seperator may be allowing more non-ferrous material to be included in the MC, it may also be capturing a higher proportion of the magnetic fraction.  Median TiO2 and V results for the infill samples are 3.48% and 1685 ppm respectively.

17. 1. 2

Carbonera Dune Field

Sand samples from the Carbonera Dune Field (134 sites) reported a lower average value of 3.0 Wt.% MC content (median: 2.8 Wt.% MC, range: 0.2-11.0 Wt.% MC) than those from the Pampa El Toro Dune Field.  Values were found to be normally distributed and relatively homogenous throughout the dune field, with around 50% of the data lying within the narrow concentration range of 2.2-3.3 Wt.% MC content.  All of the sites (n = 6) reporting values >6.0 Wt.% MC content were located along the lower parts of the steep, northeastward-facing flank of the dune field, where greater winnowing of the sands locally along a width-restricted northwest-southeast trending belt along the dune margin may have contributed to higher concentration of heavy minerals (Figure 8).

Owing to the relatively low magnetic minerals content of the majority of samples from the Carbonera Dune Field (117 of 134 sample sites reporting <4.0 Wt.% MC), no analytical work was conducted on the magnetic minerals concentrates from Carbonera, and no additional surface exploration work was undertaken.

17. 1. 3

Tanaca Dune Field

Reconnaissance and exploratory sand sampling of the Tanaca Dune Field did not follow a systematic grid, as in the case of the other two dune fields, and the total of 18 bulk sand samples were collected on an ad hoc basis guided by the surface expression of black, heavy-mineral sands, where these were present.  All of the 18 samples were collected in the more easily accessible southwestern part of the dune field (Figure 9). The same dune-sand sampling method employed at Pampa El Toro and Carbonera was repeated here, although no duplicate samples were collected.

The samples were processed using Cardero’s Eriez drum separator located at Lomas.  Magnetic concentrate results gave a median value of 3.0 Wt.% MC content, slightly higher than Carbonera but much lower than Pampa El Toro.  As in the case of Carbonera, and for the same reason, no analytical work was conducted on the magnetic minerals concentrates from Tanaca, and no additional surface exploration work was undertaken.

17. 2

Percussion Drilling: Pampa El Toro

Phase I percussion drilling (13 holes) resulted in six drillholes reporting values of >5 Wt.% MC and a further two reporting values of 4.9 and 4.8 Wt.% MC respectively over the first 30 m. Also, out of the 12 holes drilled to 100 m or deeper, three holes reported values of >5 Wt.% MC over their entire length.  However, the initial drilling programme did not test the highest-grade surface sands which subsequently were outlined by the infill sampling phase.  All of the holes except one lay outside of the >7.5 Wt.% MC zone, and only five were located within the >5.0 Wt.% MC zone.

Phase II percussion drilling to 60 m was designed to answer some of the questions not specifically addressed in Phase I, particularly the relationship between surface samples and those recovered from greater depth.  Summary statistics from Phase II drilling conducted on compatible drillhole data (Table 3) show a marked fall-off in values of Wt.% MC from the 0-1 m interval to the 1-5 m interval of 20% in both the second-pass and third-pass results.  If this figure is correct, and not due to spurious and unknown factors, it implies that there is an up-grading of MC content in surface sands (first metre) with respect to underlying sand (1-5 m below surface).  This is supported by results from trenching work, detailed below.

Table  3   Summary statistics of magnetic concentrate data for percussion drill results for 0-1m and 1-5m depth intervals. Values are obtained from 92 boreholes with appropriate sampling intervals from the Phase II drilling program.

Summary statistics conducted on compatible percussion drilling data (Table 4) comparing Wt.% MC over intervals 0-15 m, 0-30 m, 0-45 m and 0-60 m respectively shows that there is a fall-off of 7.7% in Wt.% MC between the intervals 0-15 m and 0-60 m for second pass concentrates (7.8% for third pass concentrates).  Values tend to stabilize below 30 m to around 4.2 Wt.% MC for second pass and 3.8 Wt.% MC for third pass.  These figures should be viewed in the context that there may be factors affecting recovery of MC from drillhole samples that are currently unknown.

Table 4  Summary statistics of magnetic concentrate data for percussion drill results at 15m intervals to a total of 60m depth – Phase I & II drilling programs. This data is based on separations of raw samples from 107 boreholes, 13 from Phase I (2nd pass data only) and 94 from Phase II (2nd and 3rd pass data) drilling programs. Values are appropriately weighted where 0-1m and 1-5m intervals were processed.

Table 5   Summary statistics of magnetic concentrate data for trenching results at Pampa El Toro by both excavator and bulldozer.  Data is summarized for each 1m interval sampled below the surface.

17. 3

Trenching: Pampa El Toro

Table 5 summarizes MC data obtained from trenching.  The results are in close agreement with those derived from percussion drilling in that they show that there is indeed a marked fall-off in MC values between intervals 0-1 metres and 1-5 metres from surface, in this case 33% (cf. 20% for Phase II percussion drilling).  This suggests that the MC in the top metre of the pampa sands has been enriched by around 50% with respect to the underlying four metres, perhaps by a prolonged period of slow sedimentation and winnowing.  This has important implications with respect to using surface sands MC determinations, particularly pampa sands, in projecting the likely MC levels at depth.  A scatterplot of Wt.% MC for 26 Phase II Infill Survey drillholes and corresponding adjacent trenches to a maximum depth of 5 m from surface shows a weak bias towards higher MC values in the trench samples (Figure 14).  This might reflect losses in MC due to the presence of fines caused by milling of the drillhole samples, as noted above, and merits further investigation.

However, even assuming an average 33% drop in Wt.% MC between surface sands (0-1 m) and the 1-5 m interval (taken from trenching data above), and a 7.7% drop in Wt.% MC between the intervals 0-15 m and 0-60 m (taken from percussion drilling data above), the projected mean 0-60 m interval grade of sands over the 5 km2 with a mean surface value of 9.0 Wt.% MC (quoted above) would still be above the nominal cutoff of 5.0 Wt.% MC.  The volume of such a potential resource at a minimum S.G of 1.75 (dry-sand non-magnetic fraction of a typical trench sample) would amount to around 500 million tonnes.

17. 4

Mineral processing and metallurgical testing

Mineral processing and metallurgical testwork (Section 13) has provided encouraging but often conflicting results.  Also, the data sets produced are in a number of cases incompatible with each other.  This has resulted partly from changes in procedures as the Project developed.  An example is provided by single-pass separations of MC from raw sand samples conducted in the early days in Vancouver which were changed to double and triple pass separations later used at the Lomas laboratory.

The 2005 SGS Lakefield testwork to determine if grinding could be used to up-grade iron content of the MC by physically separating ilmenite inclusions from magnetite grains concluded that the necessary grinding to micron size was unlikely to be economic.  In 2006, in testwork conducted on behalf of Solumet, SGS Lakefield concluded that upgrading by magnetic separation without grinding is feasible into a product with 75.5% Fe2O3 (52.8% Fe) and a recovery of 67% of the iron, and that further upgrading to 87.5% Fe2O3 (61.2% Fe) with an overall recovery of 58% of the iron is possible, although best concentrates achieved still contain between five and six percent TiO2, which is detrimental to concentrate quality.  In SGS Lakefield’s opinion, smelting remains probably the best solution as a means of separating titanium and other detrimental elements from the iron.

The 2005 Midrex testwork involving single-pass magnetic separation on raw magnetite sands produced a magnetic concentrate grade of 11.43 Wt. %, with a total Fe content of 59.70% (of which 69.22% is recoverable), 2.02% TiO2 and 0.80% V2O5.  Further testwork in 2006, aimed at producing a 62% Fe TOT MC employing a three-stage magnetic separation process, obtained a 7.1 Wt. % MC containing 59.1% FeTOT, 4.1% TiO2 and 0.45% V2O5 with an Fe recovery of 47.39%.  Midrex suggested that crushing the coarse size-fraction of the magnetic concentrate in order to liberate non-magnetic material (silica and silicates adhering to magnetite) might up-grade the product to the target grade of 62% Fe.

Figure 14.  Scatterplot of Wt.% MC for samples at 1m intervals from 26 percussion drillhole / corresponding trench pairs to a maximum depth of 5 m from surface.

The 2006 Solumet testwork involved preliminary grinding of the concentrate to <180 microns and then passing the concentrate in a slurry over three low intensity magnetic separators (LIMS) to produce an upgraded product.  This produced a concentrate containing 66.20% FeTOT (upgraded from 63.5%), 3.56% TiO2, 0.56% V2O5 and 0.18% P2O5. This corroborated SGS Lakefield studies (above) that TiO2 is encapsulated within the magnetite crystals as ilmenite lamellae and, in the case of V2O5, within the magnetite crystal lattice itself.  Solumet states that, although the overall Fe content is adequately upgraded, the elevated concentrations of impurities are concerning, and that the product may be classified as a secondary quality Fe ore for direct shipping purposes.

The 2006 Bateman Engineering bulk processing test on a bulk composite sample of raw drillhole-derived sands led to a recommendation for a plant is based on a three stage circuit involving two passes through a RED magnet and a final electrostatic circuit upgrade to make a product grade of 79.8% Fe2O3 (55.86% FeTOT), 4.89% TiO2 and 0.22% P2O5 from a magnetic concentrate grade of 2.75 Wt. % CM ROM.  It should be noted that abundant dust was noted in the sample during processing, underlining the contention that milling of the sands had occurred during drilling and raising the possibility that the sample may not have been representative of in situ ROM material.

18

INTERPRETATION AND CONCLUSIONS

Exploration conducted to date at the Iron Sands Project has resulted in the discovery of a large, low-grade magnetite sand deposit at Pampa El Toro which could be amenable to modern bulk mining technologies.  A rough calculation indicates that there may be upwards of 500 million tonnes of magnetite sand with >5 Wt.% MC within the first 60m, with some of the highest grades closest to surface.  Surface sampling and subsequent percussion drillhole testing indicates that the overall magnetite content is relatively homogeneous, particularly in the uppermost 30 meters.  Sample density achieved in the investigations is considered to be more than adequate to support these assertions.

Based on available information, it would appear that a certain amount of milling and grinding of the sand has occurred during percussion drilling, resulting in samples which do not reflect the characteristics of in situ material which ultimately might be exploitable.  This could pose a significant problem in any future resource estimate calculation as it may result in spurious magnetic concentrate (MC) results, most likely an under-estimation of magnetic mineral content and Fe grades due to possible loss of magnetite to fines in addition to contamination of MC by fine non-magnetic fractions.  Substantially more drillhole twinning utilizing a different drilling technique which does not affect the characteristics of the sands being sampled may be required in order to quantify the degree of grinding that has taken place and its effects on recoveries and grades in order to be able to apply an appropriate correction factor.  In a worse case scenario, it may be necessary to repeat the entire borehole definition drill campaign and even expand on it.

Mineral processing/recovery tests conducted by four separate laboratories provided encouraging but often conflicting results, and the data sets produced are in a number of cases incompatible with each other.  Similarly, geochemical analyses for iron and detrimental-element content were not definitive.  These uncertainties with respect to metallurgical and analytical aspects of the Project urgently need to be addressed prior to embarking on additional expenditures.  It is critical that a realistic recovery value for an industrial scale process using nominal ‘run-of-mine’ sized material is established.

Laboratory scale metallurigical testing has suggested that it is technically feasible to produce a high quality iron product with deleterious elements and potential by-products reporting directly to the waste slag.  More extensive testwork needs to be undertaken in order to demonstrate unequivocably that this is the case.

The author considers that the stated objective of the project, namely to identify a logistically easily accessible area containing the potential for sufficient resources of magnetite sand at sufficient concentration to support a viable 20 to 30 year integrated mining operation has been met.

19

RECOMMENDATIONS & OBJECTIVES

In 2008, the objective for the project is to prepare approximately 40Mt of magnetic concentrate to determine concentrate recovery and grade using commercially available dry magnetic separation equipment.  Cardero Iron has purchased dry magnetic separation equipment from ERIEZ Manufacturing that will be utilised in a pilot plant operation located at the dune site in Peru.  Operation of this pilot plant will produce a concentrate sample for a subsequent melting test, as well as defining dry magnetic separator equipment scale-up criteria and guarantees for the commercial concentration plant.

The melting test will process the concentrate produced from the concentrate pilot plant operation to produce a large sample of both pig iron as well as slag.  The objectives of the large scale melting test are to define the agglomeration technology, identify melter operation parameters and produce large samples of pig iron and slag for subsequent use.  Production of a large sample of pig iron will develop confidence in the chemistry of the product that would be produced by the commercial melter.  The slag sample will be used in identifying the optimum technology route for recovery of both vanadium and titanium.  Information gathered from the slag recovery test program will define the criteria necessary for the slag recovery plant.

A project scoping study as well as concentrator-melter-slag recovery commercial pre-engineering effort are planned to proceed in parallel with the melting test.  The objective of the scoping study and pre-engineering effort will be to produce a bankable feasibility study that includes process flow sheets, equipment lists and budgetary cost estimates for the Project.

In tandem with these tests, a mineral resource estimate will be completed by SRK consulting engineers in South Africa.   Hydrogeological studies will be completed to determine if sufficient water is available to support on-site processing needs.  Base line studies and discussions with local communities will be initiated as soon as possible.

A work programme based on the recommendations listed above would cost somewhere in the range of US$ 2.5 to 3.5 million, and could be completed, subject to equipment and contractor availability, within a 16 month period.

20

REFERENCES

Belik, G. (2005)  Summary of Peru Magnetite Sands Project for June 2005.  Internal report to Cardero Resource Corp., July 2005.

Cook, S. (2006): Report on 2005-2006 Exploration work on the Peruvian Iron Sands Project: Pampa El Toro and Carbonera Duna Fields, Southern Peru.  Report for Cardero Resource Corp., 14 June 2006. 256 pp.

Cook, S. (2006): Update on Peru Iron Sands Project (Draft).  Short report. 4 pp.

Eriez Magnetic Research and Development (2006).  Test summary: Magnetic concentrate of Black Sands. 14 September 2006. 3 pp.

Gay, S.P. Jr. (2005).  Blowing Sand and Surface Winds in the Pisco to Chala Area, Southern Peru.  Journal of Arid Environments, Volume 61, pages 101-117.

Hawkes, N., Clark, A.H. and Moody, T.C. (2002).  Marcona and Pampa de Pongo: Giant Mesozoic Fe-(Cu, Au) Deposits in the Peruvian Coastal Belt.  In:  Porter, T.M. (Ed.), Hydrothermal Iron Oxide Copper-Gold and Related Deposits:  A Global Perspective, Volume 2. PGC Publishing, Adelaide, pages 115-130.

Le Couteur, P.C. (2005).  Comments on Extracting Magnetite from Iron Sand Samples, Nazca area, Peru.  Micron Geological Ltd.  Preliminary report to Cardero Resource Corp., December 25, 2005. 14 pp.

Le Couteur, P.C. (2006).  Report on a visit to Cardero´s Iron Sands Project Area, Nasca area, Peru.  Micron Geological Ltd.  Preliminary report to Cardero Resource Corp., January 22, 2006. 11 pp.

O’Connor Parsons, T. (2006).  Pampa El Toro Fe Sands Project – Update.  Cardero inter-office correspondence, August, 2006. 4 pp.

Rademeyer, L.P. (2006)  Pampa El Toro Titano-Magnetite Deposit, Peru (Dry Magnetic Test Work).  Report on behalf of Bateman Minerals and Metals (Pty) Ltd. for Cardero Resource Corp. 29 November, 2006. 23 pp.

Ripke, J. (2005).  Final Report – Magnetic Separation of Koripampa Sand and Fastmelt Test Series II Results.  Midrex Technical R & D Centre.  Report to Cardero Resource Corp., November 30, 2005. 12 pp.

SGS Lakefield Research Limited (2005a).  A Mineralogical Examination of  #2 ROM Peruvian Sands.  SGS Lakefield Research Limited.  Report to Cardero Resource Corp., April 11, 2005. 18 pp.

SGS Lakefield Research Limited (2005b).  An investigation into “The Recovery of Magnetite from a Mineral Sand Deposit in Peru”.  LR 10987-001-Report Nº 1. 15 April, 2005. 10 pp.

Solumet Metallurgical Solution Inc. (2006).  Technical evaluation of magnetite concentrate from Cardero´s “Iron Sands” in Peru.  A report prepared on behalf of Worldlink Resources Canada, in cooperation with Cardero Resources.  21 September, 2006. 25 pp.

Torres, S. (2006a).  Informe de la Segunda Fase del Programa de Perforación en Pampa El Toro.  Mayo – Julio del 2006.  Internal report to Cardero Resource Corp. October 2006. 78 pp.

Torres, S. (2006b).  Trench Sampling Method.  Inter-office memorandum to TOCM. 12 September, 2006. 4 pp.

Van der Merwe, A. (2006a).  Report on a Site Visit to the Pampa El Toro and Carbonera Iron Sands Deposits, Ica Region, Peru.  SRL Consulting, Report 360457 prepared for Cardero Resource Corp.  April, 2006. 23 pp (Draft).

Van der Merwe, A. (2006b).  Peru site visit June 2006. Memorandum from SRK Consulting to Marc Cruise at Cardero Resources.  29 June, 2006. 8 pp.

MARK D. CRUISE

1901 – 1177 W. Hastings Street, Vancouver

Tel: 604-408-7488

Fax: 604-408-7499

Email: markcruise@cardero.com

CERTIFICATE of AUTHOR

I, Mark D. Cruise, EurGeol. do hereby certify that:

1.

I am currently employed as Vice President Business Development, Cardero Resource Corp. with my office at

1901 – 1177 W. Hastings

Vancouver, British Columbia

CANADA  V6E 2K3

2.

I graduated with a degree in Bachelor of Arts in Geology (honours) from the University of Dublin, Trinity College in 1992.  In addition, I have obtained a Doctorate in Philosophy in Geology from the University of Dublin, Trinity College in 2000.

3.

I am a Professional Member of Institute of Geologists of Ireland and the European Federation of Geologists.

4.

I have worked as a geologist for a total of 15 years since my graduation from University.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report titled Technical Report on the Iron Sands Project: The Pampa El Toro, Carbonera and Tanaca Dune Fields, near Nazca, southern Peru and dated December 15, 2007 (the “Technical Report”) relating to the Iron Sands property.  As Vice President Exploration I visited the Iron Sands property on numerous occasions from December 2004 to most recently in June 2006 respectively.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.

I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101, by reason of being an employee, shareholder and having stock options with Cardero Resource Corp.

9.

I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101, by reason of being an employee, shareholder and having stock options with Cardero Resource Corp.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 15th day of December, 2007.